

07085517

NO ACT

DC

P.E. 10-26-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



DIVISION OF
CORPORATION FINANCE

December 10, 2007

Elizabeth W. Powers
Dewey & LeBoeuf LLP
125 West 55th Street
New York, NY 10019-5389

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/10/2007

Re: IDACORP, Inc.
Incoming letter dated October 26, 2007

Dear Ms. Powers:

This is in response to your letter dated October 26, 2007 concerning the shareholder proposal submitted to IDACORP by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

BEST AVAILABLE COPY

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dewey & LeBoeuf LLP
125 West 55th Street
New York, NY 10019-5389

tel +1 212 424 8662
fax +1 212 649 9476

DEWEY & LEBOEUF

1934 Act
Rule 14a-8(i)(7)

October 26, 2007

VIA FEDEX

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: IDACORP, Inc. -- Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of IDACORP, Inc., an Idaho corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") and a supporting statement (the "Supporting Statement") submitted by Mr. John Jennings Crapo (the "Proponent") in connection with the annual meeting of the Company's shareholders to be held in May 2008. We believe that the Proposal and the Supporting Statement may be properly excluded from the Company's 2008 proxy statement, pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Supporting Statement.

Copies of the Proposal and Supporting Statement are enclosed as Exhibit A.

Enclosed for filing pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter, the Proposal and the Supporting Statement. We are forwarding a copy of this letter to the Proponent as required.

I. Proposal and Supporting Statement

The Proposal and Supporting Statement, dated June 15, 2007, are as follows:

SHAREHOLDER PROPOSAL:

Shareholders request the IDACORP Board of Directors ("Board") provide us a complete report in the next following Proxy Statement of the process of submission, introduction, presentation, and approval and and carrying out of shareholder proposals by IDACORP and it's predecessor corporations & other companies, and affiliates.

SUPPORTING STATEMENT

This proposal was submitted before here but the Commission upheld the Board insistence it be timely introduced by proponent who has submitted introduced and presented proposals at numerous national and regionally publicly held corporations and other registrants at his own expense and no expense to the Company.

These are lonely causes
Proponent fails to get cooperation

His broker one (01) time changed time without informing him of a stockholder meeting where he was to present his proposal - to have it same place where IDACORP was meeting. No way could he be in both places to carry out his law full duty

One time in a no-action response to IDACORP the Commission recommended proponent have an assistant to present shareholder proposal. Proponent proceeded to find one and got barred from the Pine Street Inn and consequently was subjected to intense harassment, including being robbed of his property. Being denied rest and his life endangered Proponent has lived in homeless shelters AND has to suffer the consequences of being in in jail and hospital for the criminally insane

Recently he was arrested when he attempted to report the trouble to the copy center. Numerous times he has sent reports to the copy center, to it's regional and national headquarters and was put in jail where he was recipient of inhumane and unlawful treatment.

at the homeless shelter he has attempted to find a co-presenter of shareholder proposal. One (01) was a man in a wheelchair who'd spent time disrupting his rest at night. The man has a familiar sounding first and last name and persons with those names he's noticed have been activists and known for courage and bravery. One time proponent told man briefly of a book about a girl with troubles who was helped by a new found friend

Proponent is brief but has been a shareholder long time. The value of his IDACORP investment is above the threshold of qualification to introduce a Shareholder proposal and proponent promises to continue to own his shares until thirteen (13) minutes have expired after meeting adjournment of stockholder meeting in question

Proponent has motioned the court that case be transferred to Federal Court for trial. He's accused of trespassing copy center is publicly held and my work is mostly based on violations of my constitutional rights. Population I'm with claim to be alcoholics, criminal offenders, drug addicts, nationals of other nations. I'm a veteran and a victim of long standing treatment by state of Massachusetts. This is a fine proposal and should pass.

II. The Proposal and the Supporting Statement May be Excluded under Rule 14a-8(i)(7) as Relating to the Company's Ordinary Business Operations.

We believe that the Proposal and Supporting Statement may be properly omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7), because the subject matter of the Proposal deals with a matter relating to the ordinary business operations of the Company and does not fall within any of the exceptions to the exclusion.

As the Commission stated in its 1998 release, SEC Release No. 34-40018 (May 21, 1998), the policy underlying Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the board of directors. This underlying policy rests on two considerations. The first consideration relates to the subject matter of the proposal and recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that these tasks could not, as a practical matter, be subject to direct shareholder oversight. However, proposals that relate to ordinary business matters but focus on sufficiently significant social policy issues generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders would not be in a position to make an informed judgment.

A. Reporting Additional Information Beyond Legal Requirements Relating to the Company's Ordinary Business Operations Is Within the Scope of the Exclusion.

The Proposal requests that the Company report in its next proxy statement its processes for submitting, introducing, presenting, approving and carrying out shareholder proposals. Rule 14a-8(i)(7) allows a company to omit a proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." When a proposal requests additional disclosure in a Commission-prescribed document, the Staff will consider whether the subject matter of the additional disclosure involves an ordinary business matter to determine if Rule 14a-8(i)(7) permits exclusion of the proposal. Johnson Controls, Inc. (October 26, 1999). We believe that the subject matter of the disclosure requested by the Proposal relates to the Company's ordinary business operations within the meaning of Rule 14a-8(i)(7).

The Company is subject to federal laws and regulations addressing specific requirements with respect to disclosure to shareholders, and compliance with these laws is part of the Company's day-to-day business. If implemented, the Proposal would impose a level of reporting on shareholder proposal procedures that is not mandated under any applicable law or regulation and that, in fact, expands the proxy statement disclosure of shareholder proposal information that is already required by Item 1 of Schedule 14A.

The Company's processes with respect to shareholder proposals are a fundamental part of the Company's day-to-day operations and involve a number of considerations. The design and effective oversight of these processes, from submission to implementation, involve basic decision-making on the part of the Company's management. In order to make these decisions, management of the Company must assess numerous factors, including, but not limited to, communications with the Company's shareholders, conduct of the annual meeting and compliance with federal and state law. A number of these decisions are strictly procedural. Moreover, the Proposal is not limited in scope to processes and decisions involving any particular type of shareholder proposal and fails to recognize the multiplicity of processes that may apply to shareholder proposals with different objectives. For example, implementation will differ for a proposal requesting the amendment of a company's charter or bylaws from a proposal seeking the preparation of a report.

In essence, the Proposal seeks information about the inner workings of the Company. It may be viewed as an attempt to second-guess the Company and to substitute the judgment of the shareholders for that of management and the board on the Company's decisions regarding its processing of shareholder proposals. The shareholders of the Company are not in the best position to dictate how the Company should process shareholder proposals or whether the Company should disclose that process. Thus, the Proposal constitutes an attempt to interfere with the day-to-day conduct of ordinary business. For these reasons, we believe that the Proposal seeks disclosure on matters that are best left to the Company's discretion in the conduct of the Company's ordinary business operations.

In the letters cited below, the Staff concurred that the shareholder proposals could be omitted pursuant to Rule 14a-8(i)(7) because the subject matter of the additional disclosure requested by each proposal would, if implemented, require disclosure of matters involving ordinary business operations.

In Refac, the Staff agreed that, pursuant to the ordinary business exclusion, Refac could exclude a proposal to, among other things, improve its corporate disclosure practices and include other specified disclosure. This would have included requirements to report changes in officer and director employment and to supplement its disclosure by reporting the number of Refac's shareholders of record and the results of voting at the annual meeting, including the number of "broker routine" votes included in the voted shares. Refac stated that overseeing the disclosure process is a complex task, and shareholders are not in a position to make informed decisions on such matters. Refac (March 27, 2002).

In The Boeing Company, the Staff agreed that, pursuant to the ordinary business exclusion, Boeing could exclude a proposal to restate each shareholder proposal in full in "any additional request for shareholder votes," as well as to disclose solicitation expenses in quarterly and annual reports, because the Commission has determined what information it finds material regarding the state of a company's business and the requirements for proxy solicitations. If implemented, the proposal in The Boeing Company would have required the company to repeat disclosure of the full text of shareholder proposals in any subsequent voter reminder mailings to shareholders, a requirement that is clearly not included in the Commission's proxy solicitation regulations. Boeing submitted, and the Staff agreed, that the additional disclosure of shareholder proposals related to the company's ordinary business operations within the meaning of Rule 14a-8(i)(7) because it imposed proxy solicitation disclosures not required by the Commission's proxy rules and, as to the solicitation expenses, pertained to the reporting of non-material financial information. The Boeing Company (February 20, 2001).

There are a number of other letters to the same effect. See, e.g., Weatherford International, Ltd. (February 25, 2005) (excluding a proposal to disclose the impact of reorganization from the United States to Bermuda); SBC Communications Inc. (February 4, 2005) (excluding a proposal seeking information on elimination of jobs within the company and offshore relocation activities); Newmont Mining Corporation (February 4, 2004) (excluding a proposal that requested a report on the risk posed by social and environmental liabilities to the company's operations, profitability and reputation); Allstate Corporation (February 16, 1999) (excluding a proposal seeking an investigation and a report on possible illegal activity by the company); International Business Machines (January 19, 1999) (allowing omission of a proposal because it would, if implemented, specify additional disclosures in the company's proxy statement about the company's relationships with its executive compensation consultants); LTV Corporation (November 25, 1998) (excluding a proposal to disclose certain financial information about its independent auditors in the company's annual report, with the Staff noting that "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations"); Dow Jones & Company, Inc. (February 24, 1998) (excluding a proposal from the Proponent to include a list of dates and locations of all annual meetings held by public companies in the previous year in Dow Jones' next proxy statement). In each of the letters cited above, the subject matter of the additional disclosure sought by the proposals involved the ordinary business operations of the companies.

B. Exceptions to the "Ordinary Business" Exclusion

While proposals involving business matters that are routine or ordinary in nature generally may be excluded from a company's proxy materials based on Rule 14a-8(i)(7), there are certain exceptions to this exclusion. A company may not exclude, among other matters,

- proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate SEC Release No. 34-40018 (May 21, 1998); and
- proposals related to shareholder communications that limit the nature of their contemplated communications to "other than ordinary business matters" Pfizer, Inc. (January 7, 2004) (excluding a proposal to supply all information requested by shareholders).

1. The Proposal Does Not Raise a Significant Social Policy Issue Requiring Shareholder Consideration.

We do not believe, nor has the Staff indicated in the letters we have reviewed that it believes, that the process of submitting, introducing, presenting, approving and carrying out shareholder proposals involves a significant social policy issue. However, in the event that the Staff does not agree with us on the social significance of this issue, we believe that the Proposal is still excludable.

The standard with regard to exclusion of a proposal pursuant to Rule 14a-8(i)(7) is not whether the proposal may be construed as tangentially relating to a significant social policy issue, but whether the proposal requests action in furtherance of a significant social policy issue.

Weatherford International Ltd. (February 25, 2005); SBC Communications Inc. (February 4, 2005); Washington Mutual, Inc. (March 6, 2002); The Mead Corporation (January 31, 2001). In Weatherford International Ltd., the Staff agreed that the company could omit a proposal to report on the impact of its reorganization from the United States to Bermuda pursuant to Rule 14a-8(i)(7). The Staff concurred with Weatherford International's argument that social policy issues are not raised when a proposal requests an evaluation of essentially ordinary business activities. Weatherford International Ltd. (February 25, 2005). In SBC Communications Inc., the company was permitted to omit a proposal that sought information related to elimination of jobs within the company and offshore relocation activities. SBC Communications reasoned, and the Staff agreed, that the proposal was only tangentially related to a social policy issue because it requested information on corporate decision-making with respect to management of its workforce, which is an ordinary business matter. SBC Communications Inc. (February 4, 2005). In Washington Mutual, Inc., the company was permitted to exclude a proposal that requested, among other things, a report on the company's policy regarding "speculative real estate development." Washington Mutual commented that the proposal did not involve a request to institute a broad or fundamental corporate policy regarding a social policy issue, but simply sought a report evaluating the impact of undertaking real estate development projects on the company's performance. Washington Mutual, Inc. (March 6, 2002). In The Mead Corporation, the Staff permitted the company to exclude a proposal requiring a report on the company's liability projection methodology and an assessment of other major environmental risks, such as those created by climate change. The Mead Corporation noted that the proposal did not request the company to support any principles regarding protection of the environment, but simply requested a report evaluating the company's future environmental risks. The Mead Corporation (January 31, 2001).

Here, as in Weatherford International Ltd., SBC Communications Inc., Washington Mutual, Inc. and The Mead Corporation, the Proposal does not request any action in furtherance of a significant social policy issue, nor does it seek to transform the Company's practices with respect to shareholder proposals. Moreover, the Proponent does not request that the Company's report include strategies to improve its processing of shareholder proposals or otherwise adopt a broad or fundamental corporate policy regarding the processing of shareholder proposals or any other significant social policy issue. Rather, the Proposal seeks only a report describing these practices. As discussed earlier, we believe that the effective formulation and oversight of processes with respect to shareholder proposals involve a number of day-to-day matters that are best left to management and the board of directors. We do not believe that a report on the Company's decision-making and practices with respect to shareholder proposals raises any "sufficiently significant social policy issue"; accordingly, the Proposal is excludable pursuant to Rule 14a-8(i)(7). SEC Release No. 34-40018 (May 21, 1998).

2. The Proposal Involves General Shareholder Communications and Does Not Limit the Nature of the Communications to Other than Ordinary Business Matters.

A proposal is excludable under Rule 14a-8(i)(7) when it does not limit the nature of the shareholder communications contemplated by the proposal to "other than ordinary business matters." Pfizer, Inc. (January 7, 2004) (excluding a proposal to supply all information requested by shareholders). The Staff explained this distinction in its report entitled "Review of the Proxy Process Regarding the Nomination and Election of Directors" (July 15, 2003) (the "Proxy Process Report").

In The Kroger Co. (April 11, 2003), the Staff denied a request to exclude a shareholder proposal seeking a bylaw amendment to require the board to constitute a shareholder committee to communicate with the Kroger board about the subject matter of shareholder proposals approved but not implemented. In a footnote to the Proxy Process Report, the Staff noted that "the Division did not grant a no-action position to Kroger regarding exclusion of the proposal under the ordinary business exclusion, *as the proposal limited* the nature of the communications to *other than ordinary business matters.*" Proxy Process Report at note 53 (emphasis added).

In contrast, the Staff in PeopleSoft, Inc. (March 14, 2003) and Advanced Fibre Communications, Inc. (March 10, 2003) permitted the companies to exclude shareholder proposals requesting that their boards establish an Office of the Board of Directors to enable direct communications between non-management directors and shareholders. According to the Proxy Process Report, the Staff granted no-action relief to PeopleSoft and Advanced Fibre under the ordinary business exclusion because "*the proposals did not limit* the nature of the communications to *other than ordinary business matters.*" Proxy Process Report at note 55 (emphasis added).

Here, the Proposal does not limit the nature of the requested report to other than ordinary business matters. On the contrary, the Proposal requires the Company's board and management to report on its processes relating to shareholder proposals. Unlike the proposal in The Kroger Co., where the Proposal was limited to shareholder proposals approved but not implemented, the Proposal would require the board and management to supply information about any number of day-to-day business decisions related to its processing of all shareholder proposals from the time they are submitted to the time they are carried out. Because the Proposal does not limit the nature of the communications to other than ordinary business matters, it is excludable under Rule 14a-8(i)(7).

Even if some portions of the Proposal should be deemed to be other than ordinary business matters, we believe that other components of the Proposal are intended to improve shareholder communications, which is part of the Company's ordinary business. Therefore, under PeopleSoft, Inc. and Advanced Fibre Communications, Inc., the entire proposal may be excluded.

There are a number of additional letters where the Staff has allowed the exclusion of proposals where only a portion of the proposal addressed ordinary business matters. In E*Trade Group, Inc., the Staff allowed the omission of a proposal, which recommended a number of potential mechanisms for increasing shareholder value, under the ordinary business exclusion. The Staff concluded that even though only two out of four of the mechanisms suggested by the proponent implicated ordinary business matters, the entire proposal could be omitted. The Staff expressly noted that "although the proposal appears to address matters outside the scope of ordinary business, subparts "c." and "d." relate to E*TRADE's ordinary business operations." E*Trade Group, Inc. (October 31, 2000). The Staff reached the same conclusion in Associated Estates Realty Corp., where it held that a proposal relating in part to executive officer compensation and the adoption of a business plan to increase shareholder value was excludable under Rule 14a-8(i)(7) "because the proposal relates in part to ordinary business operations (e.g., the disposition of non-core businesses and assets)." Associated Estates Realty Corp. (March 23, 2000).

III. Conclusion

Based on the foregoing, we request that the Staff concur in our view that the Company may omit the Proposal and the Supporting Statement in their entirety from the 2008 proxy statement and that no enforcement action will be recommended to the Commission if the Proposal and the Supporting Statement are excluded.

* * *

The Company expects to file proxy materials with the Commission in early April, 2008.

If you have any questions regarding this request, or need additional information, please telephone me at (212) 424-8662. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Very truly yours,



Elizabeth W. Powers

Encl.
cc: Mr. John Jennings Crapo

JOHN J. CRAPO, Pro Se,
Homeless IDACORP INC Shareholder
Senior Citizen
PO Box 400151
CAMBRIDGE MA 02140-0002
page one (01) of six (06) pages
June 15th 2007

Via Certified mail
return receipt requested
IDACORP INC
office of Corporation Secretary
attention please Corporation
Secretary
PO Box Seventy (70)
Boise IDAHO

RE: MY
Shareholder
proposal
supporting
statement
to be presented
by my att

the next meeting of stockholders of
IDACORP and IDACORP proxies assembled
as a meeting of shareholders OF IDACORP

Dear Mstr Secretary

I've been shareholder long term & I
plan to present this shareholder
proposal AND accompany reasons
to cooperate with YOU I enclose ~~104~~ 106
(one hundred ~~four~~ six) exhibits numbered
one (01) side & reverse side Blank
I plan to present this IN person
I'm under heavy load AND
I've medical troubles. I'm terminally
ill all signs point that way
I can't MOVE find my glasses

MR Crapo to IDACORP Corp Secretary
re: Shareholder proposal, etc
JUNE 15 2007 p. two (02) of [illegible]

i'm cold the environment to do my
hand is inconvenient Et Cetera

to cooperate too, via certified
mail return receipt requested ("CMRRR")
courtesy copies this I send to those
i've enumerated on separate page
with exhibits & my table of
contents. I include too to cooperate with you copies of my letters
of transmittal to Federal Express
Corporation, the Securities &
Exchange Commission ("
Commission"), the TRIAL Court
of the State of Massachusetts.

I wish my shareholder proposal
and accompanying statements to be
published in the proxy statement.

Shareholder proposal:

shareholders request the
IDACORP BOARD OF DIRECTORS ("BOARD")
provide us a complete report in
the next following Proxy Statement
of the process of submission, introduction, presentation, and approval and

more

MR CRAPO to IDACORP Secretary
re: Share Shareholder proposal etc
June 15 2007 page three (03) of six (06)
JD

and carrying out of Shareholder proposals by IDACORP AND it's predecessor Corporations & other companies, and affiliates

SUPPORTING statement

This proposal was submitted before here but the Commission upheld the BOARD insistence it be timely introduced by proponent who has submitted introduced. AND presented proposals at NUMEROUS National and regionally publicly held Corporations and other registrants at his own expense and NO expense to the Company

These are lonely causes proponent fails to get co-operation

His broker one (01) time changed time without informing him of a stockholder meeting where he was to present his proposal - to have it same place where IDACORP was meeting. No way could he be in Both places to carry out his lawFull duty

MORE

MR Crapo to IDACORP Secretary
re: Shareholder proposal etcetera
15 June 2007 page four of 6 pp.

one time IN a No-action response to IDACORP the Commission reccomended proponent have an assistant to present shareholder proposal Proponent proceeded to find one AND Got barred from the Pine Street INN AND Consequently was subjected to intense harass-ment. including being robbed of his property, Being denied rest and his life endangered proponent has lived IN homeless shelters AND has to suffer the consequences of being IN jail and hospital for the criminally INsane

Recently he was arrested When he attempted to report the trouble to the copy Center Numerous times he has sent reports to the Copy Center, its regional and National headquarters. and was put IN jail where he was recipient of inhumane and

MORE

Mr Crapo's IDACORP Secretary
re: Shareholder proposal
15 June 2007 page five (05)
? six (06)
pp

unlawful treatment.

at the homeless shelter he has attempted to find a co-presenter of shareholder proposal one (01) was a man in a wheelchair who'd spent time disrupting his rest at night. the man has a familiar sounding first and last name and persons with those names he's noticed have been activists AND known for courage and bravery. one time proponent told man briefly of a book about a girl with troubles who was helped by a new found friend

Proponent is brief but has been a shareholder long time. the value of his IDACORP investment is above the threshold of qualification to introduce a shareholder proposal and proponent promises to continue to own his shares until thirteen (13) minutes have expired after meeting adjourn.

more

Mr Crapo IDACORP Secretary
re: Shareholder proposal
pages 104/96 pp.

15 June 2007

ment of stockholder meeting in question

proponent has motioned the court that case be transferred to Federal Court for trial. He's accused of trespassing copy centers is publicly held and my work is mostly based on violations of my Constitutional rights. Population I'm with claim to be alcoholics, criminal offenders, drug addicts, Nationals of other Nations I'm a veteran AND a victim of long standing treatment by state Massachusetts This is a fine proposal and should pass end of supporting statement

Sincerely, briefly, hastily

Shareholder J. M. Jimmy Crapo

Encl:

JMJ

Table of Contents June 15 2007

Shareholder proposal of shareholder CRAPO to IDACORPORATION

EXHIBITS. pages on loil

MORE

table of contents page two(02) of two(02) pp
shareholder proposal
Shareholder CRAPO to IDACORP

Exhibits:

74-76, 77
arthritis ...

78 someone 12/11/1977, June 15-2007, eh. on the ground

79-82 Note to LIBRARY

on the ground.
83 84 Listing of Names address,

85-106 of 106 exhibits
STORAGE

30

COPIES to:

OF IDACORP SHAREHOLDER PROPOSAL by SHAREOWNER CRAPO
Via Certified Mail Return Receipt Req.
FEDERAL EXPRESS COMPANY CORPORATION ATTN Please Chief Executive OFFICER

SECURITIES AND EXCHANGE COMMISSION DIVISION OF Corporation FINANCE DIRECTOR

Commonwealth Massachusetts TRIAL COURT OF The Common Wealth District Court Department CAMBRIDGE DIVISION

JJC/JJC June 15 2007

52/106

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: MERRILL LYNCH PIERCE FENNER AND SMITH, INC
PO BOX 1528
PENNINGTON NJ 08534-1528

2. Article Number (Transfer from service label) 7006 3450 0001 7365 2001

COMPLETE THIS SECTION ON DELIVERY

A. Signature X ☐ Agent ☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
- ■ Certified Mail
- ☐ Express Mail
- ☐ Registered
- ☐ Return Receipt for Merchandise
- ☐ Insured Mail
- ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

JOHN JENNINGS CRAPO
IDACORP INC
Homeless StockHOLDER
PO Box 400151
CAMBRIDGE MA
02140-0002

Service for two years

with First-Class Mail® or Priority Mail®
class of international mail.
PROVIDED with Certified Mail. For
Registered Mail.
ipt may be requested to provide proof of
vice, please complete and attach a Return
e and add applicable postage to cover the
ipt Requested". To receive a fee waiver for
postmark on your Certified Mail receipt is

may be restricted to the addressee or
vise the clerk or mark the mailpiece with the

il receipt is desired, please present the arti-
arking. If a postmark on the Certified Mail
d affix label with postage and mail.

and present it when making an inquiry.
PSN 7530-02-000-9047

Reverse

RETURN RECEIPT REQUESTED
MERRILL LYNCH PIERCE FENNER
AND SMITH. INC
PO Box 1528
PENNINGTON NJ 08534-1528

53/106

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO
IDACORP INC HOMELESS
STOCKHOLDER
PO BOX 4001SJ
CAMBRIDGE MA 02140-0002

54 106

From J.J. CRAPO, PRO JF
June 15 2007



CRIMINAL COMPLAINT DEFENDANT COPY	DOCKET NUMBER 0752CR001363	NO. OF COUNTS 1	**Trial Court of Massachusetts** **District Court Department**

DEFENDANT NAME & ADDRESS	COURT NAME & ADDRESS
John J Crapo Homeless CAMBRIDGE, MA 02140	Cambridge District Court 40 Thorndike Street Cambridge, MA 02141 (617)494-4300

DEFENDANT DOB	COMPLAINT ISSUED	DATE OF OFFENSE	ARREST DATE
06/16/1937	05/29/2007	05/27/2007	05/27/2007

OFFENSE CITY / TOWN	OFFENSE ADDRESS	NEXT EVENT DATE & TIME
Cambridge		05/29/2007 9:00 am

POLICE DEPARTMENT	POLICE INCIDENT NUMBER	NEXT SCHEDULED EVENT
CAMBRIDGE PD	7004043	Arraignment

OBTN		ROOM / SESSION
TCAM200700864		Arraignment Session

ARREST

The undersigned complainant, on behalf of the Commonwealth, on oath complains that on the date(s) indicated below the defendant committed the offense(s) listed below and on any attached pages.

COUNT	CODE	DESCRIPTION
1	266/120	TRESPASS c266 §120

On 05/27/2007 did without right enter or remain in or upon the dwelling house, building, boat, improved or enclosed land, wharf or pier of another, or in a school bus, as defined in G.L. c.90, §1, after having been forbidden to do so by the person who had the lawful control of such premises, either directly or by notice posted thereon, or in violation of a court order pursuant to G.L. c.208, §34B or G.L. c.209A, §§3-4, in violation of G.L. c.266, §120.

PENALTY: imprisonment not more than 30 days; or not more than $100; or both. G.L. c.90, §24A: CLERK-MAGISTRATE MUST REPORT A CONVICTION INVOLVING THE USE OF A MOTOR VEHICLE TO THE REGISTRAR OF MOTOR VEHICLES.

COPY

SIGNATURE OF COMPLAINANT	SWORN TO BEFORE CLERK-MAGISTRATE/ASST. CLERK/DEP. ASST. CLERK		DATE
X	X		
NAME OF COMPLAINANT	A TRUE COPY ATTEST	CLERK-MAGISTRATE/ ASST. CLERK X	DATE

Date/Time Printed 05-29-2007 07 28 18

Version 2 0 - 11/06

55 / 106



Cambridge Police Department
CAMBRIDGE, MA
Prisoner Property Report

Below Listed Property Removed From:

Name	DOB	ID Number
JOHN J CRAPO	06/16/1937	49611
Address		
HOMELESS		
MA		

Property Removed From Prisoner

Property #: 1		
Property Type	Tag ID	Storage Location
9 BAGS TO PROPERTY	JOHN CRAPO	IN HALL NEXT TO JUVIE 1
Property Description		
9 bags of property one of them is plastic 2 two wheelers		

Property #: 2		
Property Type	Tag ID	Storage Location
PERSONAL PROPERTY	200700864	LOCKER 1
Property Description		
black boots		

Property #: 3		
Property Type	Tag ID	Storage Location
PERSONAL PROPERTY	PLASTIC PROPETY	VAULT
Property Description		
4 prescription bottles		



Cambridge Police Department
CAMBRIDGE, MA
Prisoner Property Report

Below Listed Property Removed From:

Name	DOB	ID Number
JOHN J CRAPO	06/16/1937	49611
Address		
HOMELESS		
MA		

Property Removed From Prisoner

Property #: 1		
Property Type	Tag ID	Storage Location
9 BAGS TO PROPERTY	JOHN CRAPO	IN HALL NEXT TO JUVIE 1
Property Description		
9 bags of property one of them is plastic 2 two wheelers		

Property #: 2		
Property Type	Tag ID	Storage Location
PERSONAL PROPERTY	200700864	LOCKER 1
Property Description		
black boots		

Property #: 3		
Property Type	Tag ID	Storage Location
PERSONAL PROPERTY	PLASTIC PROPETY	VAULT
Property Description		
4 prescription bottles		

POLICE DEPARTMENT
CAMBRIDGE, MASSACHUSETTS

RECORD OF BOOKING
PLEASE PRINT

CELL NUMBER	ARREST NUMBER	DATE & TIME OF BOOKING	INCIDENT NUMBER
CELL 11	TCAM200700864	05/27/2007 12:17:01	7004043

LAST NAME	FIRST	MIDDLE NAME	D.O.B.	AGE	SSN
CRAPO	JOHN	J	06/16/1937	69	004348050

TRUE NAME	MAIDEN NAME	HOME PHONE
JOHN J CRAPO		

STREET NO.	STREET NAME	APT #	CITY/TOWN	STATE	ZIP	PHONE (WORK) (CELL)
	HOMELESS			MA		

SEX	HEIGHT	WEIGHT	RACE
M	510	155	WHITE
HAIR	**EYES**	**BLD**	**SKIN**
WHITE	BLUE	THIN	LIGHT

ETHNICITY: UNKNOWN | SCARS: | LOCATION OF ARREST: 1 MIFFLIN PL

PLACE OF BIRTH: | MARTIAL STATUS: DIVORCED | DRIVER'S LICENSE:

FATHER'S NAME: JOHN | MOTHER'S NAME: CAROLINE JENNINGS | MOTHER'S MAIDEN:

EMPLOYER: | OCCUPATION: RETIRED SOCIAL

ADDRESS OF EMPLOYER:



IF CUT VISIBLE ON PERSON, DESCRIBE KIND & LOCATION
has 4 prescription bottles in vault, he says he doesn't need to take them until 5/28/07 (Monday)

TREATED WHERE: | ATTENDING PHYSICIAN:

PRISONER ADVISED OF RIGHTS UNDER G.L. CHAP 276 33A: YES [X] | BY WHOM: BURROSO,DANIEL

FINGERPRINTS TAKEN: YES [X] | PHOTO TAKEN: YES [ ]

IF PRISONER WAS ARRESTED FOR OPERATING UNDER THE INFLUENCE, FILL IN BELOW

PRISONER ADVISED OF RIGHTS UNDER G.L. CHAP 263 5A: YES [ ] | BY WHOM:

BREATHLYZER READING: | BY WHOM:

I have been advised of and understand my right to remain silent, use a telephone to call a lawyer or have one provided, and to have my own physician test for alcohol.

PRISONER SIGNATURE

ARRESTING OFFICER	BOOKING OFFICER
POIRIER,JOHN	BURROSO,DANIEL
COMPLAINANT	**OFFICER IN CHARGE**
POIRIER,JOHN	REAGAN,DANIEL

OFFENSES
1. TRESPASS c266 S120
2.
3.
4.
5.

ARREST ON WARRANT? YES [ ] | WARRANT NUMBER: | CITY/COURT:

CHARGES

DID ARRESTED PERSON HAVE POSITIVE IDENTIFICATION
ID TYPE: NONE AVAILABLE

IS ARRESTEE A JUVENILE [ ] YES | NAME OF PROBATION OFFICER NOTIFIED | TIME

NAME OF PARENT OR GUARDIAN NOTIFIED | OFFICER MAKING NOTIFICATION | TIME

BAIL COMMISSIONER	AMOUNT OF BAIL	DATE AND TIME OF BAIL
M. POWERS	40.00	

DISPOSITION

$2.83

COPY

58 / 106



CAMBRIDGE POLICE DEPARTMENT
CAMBRIDGE, MA

Incident Report #7004043

Report Entered: 05/27/2007 12:16:59

Case Title	Location	Apt/Unit #
	1 MIFFLIN PL	
Date/Time Reported	Date/Time Occurred	
05/27/2007 11:11:00	**05/27/2007 11:20:00 to 05/27/2007 11:50:00**	
Incident Type/Offense		
1.) TRESPASS c266 S120 — *COMPLETED*		
Reporting Officer	Approving Officer	
POIRIER,JOHN (313)	**REAGAN,DANIEL (428)**	

COPY

Persons

Role	Name	Sex	Race	Age	DOB	Phone	Address
VICTIM	YUSUF, JAMAL	MALE		30	01/01/1977	H 617-497-0125 C	1 MIFFLIN PLACE CAMBRIDGE, MA

Offenders

Status	Name	Sex	Race	Age	DOB	Phone	Address
DEFENDANT	CRAPO, JOHN J	MALE	WHITE	69 -	06/16/1937	H C	HOMELESS , MA

Vehicles

Property

Class	Description	Make	Model	Serial #	Value

Narrative

On the above date and time I responded to Kinkos Printing located at 1 Mifflin place and was met by the manager Jamal Yusuf. Who informed me that the a male(John Cropo) was inside the store and refused to leave and was being very loud and intimidating the customers. I went inside with the manager and asked the male to leave. He refused to leave stating that he had a letter from the Supreme Court stating that he had the right to be their. I asked the male again to leave and informed him that he was subject to arrest if he did not leave the store. Again the manager asked him several more time to please leave the business and he refused to leave. I again informed him that he would be arrested if he did not leave. The manager then again asked him to leave and he refused again. At this point he was placed under arrest for the above charge and the wagon was called. Mr. Crapo was placed into the wagon along with all of his belongins and transported to base to be processed.



POLICE DEPARTMENT
CAMBRIDGE, MASSACHUSETTS

RECORD OF BOOKING
PLEASE PRINT

CELL NUMBER	ARREST NUMBER	DATE & TIME OF BOOKING	INCIDENT NUMBER
CELL 11	TCAM200700864	05/27/2007 12:17:01	7004043

LAST NAME	FIRST	MIDDLE NAME	D.O.B.	AGE	SSN
CRAPO	JOHN	J	06/16/1937	69	004348050

TRUE NAME	MAIDEN NAME	HOME PHONE
JOHN J CRAPO		

STREET NO.	STREET NAME	APT #	CITY/TOWN	STATE	ZIP	PHONE (WORK) (CELL)
	HOMELESS			MA		

SEX	HEIGHT	WEIGHT	RACE
M	510	155	WHITE

HAIR	EYES	BLD	SKIN
WHITE	BLUE	THIN	LIGHT

ETHNICITY: UNKNOWN
SCARS:
LOCATION OF ARREST: 1 MIFFLIN PL

PLACE OF BIRTH:
MARTIAL STATUS: DIVORCED
DRIVER'S LICENSE:

FATHER'S NAME: JOHN
MOTHER'S NAME: CAROLINE JENNINGS
MOTHER'S MAIDEN:

EMPLOYER:
OCCUPATION: RETIRED SOCIAL

ADDRESS OF EMPLOYER:

IF CUT VISIBLE ON PERSON, DESCRIBE KIND & LOCATION
has 4 prescription bottles in vault, he says he doesn't need to take them until 5/28/07 (Monday)

TREATED WHERE:
ATTENDING PHYSICIAN:

PRISONER ADVISED OF RIGHTS UNDER G.L. CHAP 276 33A: YES ☒ BY WHOM: BURROSO,DANIEL

FINGERPRINTS TAKEN: YES ☒
PHOTO TAKEN: YES ☐

IF PRISONER WAS ARRESTED FOR OPERATING UNDER THE INFLUENCE, FILL IN BELOW

PRISONER ADVISED OF RIGHTS UNDER G.L. CHAP 263 5A: YES ☐ BY WHOM:

BREATHLYZER READING:
BY WHOM:

I have been advised of and understand my right to remain silent, use a telephone to call a lawyer or have one provided, and to have my own physician test for alcohol.

PRISONER SIGNATURE:

ARRESTING OFFICER	BOOKING OFFICER
POIRIER,JOHN	BURROSO,DANIEL

COMPLAINANT	OFFICER IN CHARGE
POIRIER,JOHN	REAGAN,DANIEL

OFFENSES
1. TRESPASS c266 S120
2.
3.
4.
5.

ARREST ON WARRANT? YES ☐
WARRANT NUMBER:
CITY/COURT:

CHARGES:

DID ARRESTED PERSON HAVE POSITIVE IDENTIFICATION
ID TYPE: NONE AVAILABLE

IS ARRESTEE A JUVENILE ☐ YES
NAME OF PROBATION OFFICER NOTIFIED: TIME:
NAME OF PARENT OR GUARDIAN NOTIFIED:
OFFICER MAKING NOTIFICATION: TIME:

BAIL COMMISSIONER	AMOUNT OF BAIL	DATE AND TIME OF BAIL
M. POWERS	40.00	

DISPOSITION:

COPY

http://pd-rms/QED//site/CAM-PD/booking/bksheet.jsp?agency=CAM-PD&booknum=TC 5/27/2007

60 106

STATEMENT OF FACTS IN SUPPORT OF APPLICATION FOR CRIMINAL COMPLAINT	APPLICATION NO (court use only)	PAGE 2 OF 2	Trial Court of Massachusetts District Court Department Cambridge District Court 40 Thorndike St. - P.O. Box 338 Cambridge, MA 02141
The undersigned alleges the following as a ☐ full or ☐ partial statement of the factual basis for the offense(s) for which a criminal complaint is sought		COURT DIVISION	

The suspect was asked to leave several times to leave by the manager and refused to leave. At this point the suspect was placed under arrest.

(Use additional sheets if necessary)

PRINTED NAME	SIGNATURE	I AM A	DATE SIGNED
John Poirier	X [signature]	☒ LAW ENFORCEMENT OFFICER ☐ CIVILIAN COMPLAINANT OR WITNESS	5/27/07

ADDITIONAL FACTS BY CLERK-MAGISTRATE/ASST. CLERK/JUDGE BASED ON ORAL TESTIMONY

COPY

REMARKS	SIGNATURE OF CLERK-MAGISTRATE/ASST. CLERK/JUDGE	DATE SIGNED
	X	

61 / 106

APPLICATION FOR CRIMINAL COMPLAINT	APPLICATION NO (court use only)	PAGE 1 OF 1	Trial Court of Massachusetts District Court Department

I, the undersigned complainant, request that a criminal complaint issue against the accused charging the offense(s) listed below. If the accused HAS NOT BEEN ARRESTED and the charges involve:

☐ ONLY MISDEMEANOR(S), I request a hearing ☐ WITHOUT NOTICE because of an imminent threat of ☐ BODILY INJURY ☐ COMMISSION OF A CRIME ☐ FLIGHT ☐ WITH NOTICE to accused.

☐ ONE OR MORE FELONIES, I request a hearing ☐ WITHOUT NOTICE ☐ WITH NOTICE to accused

☐ WARRANT is requested because prosecutor represents that accused may not appear unless arrested.

Cambridge District Court
40 Thorndike St. - P.O. Box 338
Cambridge, MA 02141

ARREST STATUS OF ACCUSED
☑ HAS ☐ HAS NOT been arrested

INFORMATION ABOUT ACCUSED

NAME (FIRST MI LAST) AND ADDRESS	BIRTH DATE	SOCIAL SECURITY NUMBER
JOHN J CRAPO HOMELESS MA	06/16/1937	004348050
	PCF NO 2789634	MARITAL STATUS DIVORCED
	DRIVER'S LICENSE NO.	STATE

GENDER	HEIGHT	WEIGHT	EYES
MALE	510	155	BLUE

HAIR	RACE	COMPLEXION	SCARS/MARKS/TATTOOS	BIRTH STATE OR COUNTRY	DAY PHONE
WHI	WHITE	LIGHT			

EMPLOYER/SCHOOL	MOTHER'S MAIDEN NAME(FIRST MI LAST)	FATHER'S NAME(FIRST MI LAST)
	CAROLINE JENNINGS	JOHN

CASE INFORMATION

COMPLAINANT NAME(FIRST MI LAST)	COMPLAINANT TYPE	PD
JOHN POIRIER	☑ POLICE ☐ CITIZEN ☐ OTHER	CAM

ADDRESS	PLACE OF OFFENSE	
5 Western Avenue Cambridge, MA 02139	1 MIFFLIN PL CAMBRIDGE, MA	
	INCIDENT REPORT NO. 7004043	OBTN TCAM200700864
	CITATION NO(S).	

	OFFENSE CODE	DESCRIPTION	OFFENSE DATE
1	266/120	TRESPASS C266 S120	05/27/2007 12:19:00
	VARIABLES (e.g. victim name, controlled substance, type and value of property, other variable information; see Complaint Language Manual)		
	OFFENSE CODE	DESCRIPTION	OFFENSE DATE
	VARIABLES		
	OFFENSE CODE	DESCRIPTION	OFFENSE DATE
	VARIABLES		

REMARKS	COMPLAINANT'S SIGNATURE	DATE FILED
	X [signature]	5/27/07

COURT USE ONLY	A HEARING UPON THIS COMPLAINT APPLICATION WILL BE HELD AT THE ABOVE COURT ADDRESS ON	DATE OF HEARING	AT	TIME OF HEARING	COURT USE ONLY

DATE	PROCESSING OF NON-ARREST APPLICATION (COURT USE ONLY)	CLERK/JUDGE
	NOTICE SENT OF CLERK'S HEARING SCHEDULED ON:	
	NOTICE SENT OF JUDGE'S HEARING SCHEDULED ON:	
	HEARING CONTINUED TO:	
	APPLICATION DECIDED WITHOUT NOTICE TO ACCUSED BECAUSE ☐ IMMINENT THREAT OF ☐ BODILY INJURY ☐ CRIME ☐ FLIGHT BY ACCUSED ☐ FELONY CHARGED AND POLICE DO NOT REQUEST NOTICE ☐ FELONY CHARGED BY CIVILIAN; NO NOTICE AT CLERK'S DISCRETION	

DATE	COMPLAINANT TO ISSUE	COMPLAINANT DENIED	CLERK/JUDGE
	☐ PROBABLE CAUSE FOUND FOR ABOVE OFFENSE(S) NO(S) ☐ 1, ☐ 2, ☐ 3, BASED ON ☐ FACTS SET FORTH IN ATTACHED STATEMENT(S) ☐ TESTIMONY RECORDED. TAPE NO........ START NO........ END NO........ ☐ WARRANT ☐ SUMMONS TO ISSUE ARRAIGNMENT DATE:	☐ NO PROBABLE CAUSE FOUND ☐ REQUEST OF COMPLAINANT ☐ FAILURE TO PROSECUTE ☐ AGREEMENT OF BOTH PARTIES ☐ OTHER: COMMENT	

62/106

PP070147



CAMBRIDGE POLICE DEPARTMENT
CAMBRIDGE, MA

Booking Report #TCAM200700864

301C/

☒ ADULT ☐ JUVENILE

Booking Information				
Agency CAM-PD	Booking Number TCAM200700864	Date Of Booking 05/27/2007 12:17:01	Date of Arrest 05/27/2007 11:11:00	Review Status APPROVED
Event Type ARREST	File # 7004043	ID Source NONE AVAILABLE	MNI # 49611	

Basic Information		
Name (First Middle Last) JOHN J CRAPO		COPY
Address HOMELESS MA		
DOB 06/16/1937	Age 69	
Social Sec # 004348050	Gender M	

Charges

CRAPO, JOHN J *Booking #* : TCAM200700864

Charge # 1		
Charge Code 266/120	Charge Desc TRESPASS c266 S120	Counts 1
Dt Charged 05/27/2007 12:19:00	Charge Notes TRESPASS C266 S120	

Bail

CRAPO JOHN J*Booking #* : TCAM200700864

Bail		
Amount 40.00	Bail Set By M. POWERS	Date Bail Set 05/27/2007 12:42:00
Bail Terms		
Paid By Self	Bail Payor (if Not Self)	Date Bail Paid

Event Information

CRAPO, JOHN J*Booking #* : TCAM200700864

Event Information

64 106

65 106

MASS TRIAL COURT
PERSONAL PROPERTY
INVENTORY REPORT

DATE: 5-29-07 TIME: LOCKER#: CELL#:

PRISONER: John Crapo BAG #:

OFFENSE:

OFFICER:

SEARCHED BY:

BOOKED BY: OFFICER IN CHARGE

CASH AMT. $ JEWELRY: YES ☐ NO ☐

JEWELRY DESCRIPTION:

OTHER PERSONAL PROPERTY:

- watch
- keys
- paper work

8.

SIGNATURE
PERSONAL PROPERTY RECEIVED AT TIME OF RELEASE
DEPUTY SHERIFF/TRANSP

SIGNATURE
OFFICER RELEASING PERSONAL PROPERTY
COURT OFFICER

PROPERTY LEFT UNCLAIMED AFTER 30 DAYS
WILL BE DISPOSED OF BY
MASS TRIAL COURT

White Copy - Court Yellow Copy - Detainee Pink Copy - Transportation



COMMONWEALTH OF MASSACHUSETTS
TRIAL COURT OF THE COMMONWEALTH
DISTRICT COURT DEPARTMENT
CAMBRIDGE DIVISION

40 Thorndike Street
Cambridge, MA 02141
(617) 494-4300

Your case has been continued for (pre-trial) or (trial) at 9:00 A.M. in
Courtroom Number 13B
on 6-26-07.

A Payment of $ ________ is due into the cashier's office on or before ________.

If payment is not made on this date, you must appear and request an extension.

It is very important that you be in court at the time
and on the date specified above.

If you do not appear, you will be defaulted and a warrant
will be issued for your arrest.

THIS IS THE ONLY NOTICE OF THE DATE THAT YOU WILL RECEIVE.

66/106



COMMONWEALTH OF MASSACHUSETTS
TRIAL COURT OF THE COMMONWEALTH
DISTRICT COURT DEPARTMENT
CAMBRIDGE DIVISION
40 Thorndike Street
Cambridge, MA 02141
(617) 494-4300

Your case has been continued for (pre-trial) or (trial) at 9:00 A.M. in
Courtroom Number ________
on ____________.

A Payment of $ ________ is due into the cashier's office on or before __________.

If payment is not made on this date, you must appear and request an extension.

It is very important that you be in court at the time
and on the date specified above.

If you do not appear, you will be defaulted and a warrant
will be issued for your arrest.

THIS IS THE ONLY NOTICE OF THE DATE THAT YOU WILL RECEIVE.

COPY

67/106

Property \ Safe Keeping

~~EVIDENCE~~

Case No. ____________

~~Evidence~~ Description Luggage

Place Evidence found ____________

Date & time of recovery ____________

Suspect John Crapo Offense Trespass

Victim ____________

Evidence recovered by ____________
Signature, rank

CHAIN OF POSSESSION ON REVERSE SIDE

68 / 106

Property \ Safe Keeping

~~EVIDENCE~~

Case No.

~~Evidence~~ Description - Luggage

Place Evidence found

Date & time of recovery

Suspect John Grapo Offense Trespass

Victim

Evidence recovered by

Signature, rank

CHAIN OF POSSESSION ON REVERSE SIDE

106

CHAIN OF POSSESSION OF EVIDENCE

Signatures required

From	to	date	time
12/27/07			
John Grapo			

ITEM #T-1 ORDER FROM: 1-800-527-6447
LAW ENFORCEMENT SYSTEMS, INC., BOX 1835, CORSICANA, TEXAS 75110

69


Inmate #
Pouch #
Initials
TEAR AT PERFORATION
Sealed by
PROPERTY

PRISONER PROPERTY

Inmate Name:
Inmate Number:
Pouch Number:

Wallet	Watch	Glasses	Necklace	Ring	Lighter	Knife	Keys

Miscellaneous Items: Medications

Booking Officer:

Transportation Officer: Badge Number:

Agency:

Bills	Coins
$100 =	.25 =
$ 50 =	.10 =
$ 20 =	.05 =
$ 10 =	.01 =
$ 5 =	
$ 1 =	
Total $ =	Total $ =

I hereby acknowledge surrendering the above personal items for safe keeping.

Inmate's Signature ______________ Date: ________

I hereby acknowledge receipt of all the above personal items upon my release.



Inmate's Signature ______________ Date: ________

COPY

LYNN PEAVEY COMPANY
800-255-6499

70 106



Pouch Number: 0000700864

Wallet	Watch X	Glasses	Necklace	Ring	Lighter	Knife	Keys X

Miscellaneous Items: Papers, Bathroom Token x 3

Booking Officer: Burroso 554

Transportation Officer: Benzaw Badge Number:

Agency: CPD

Bills	Coins
$100 =	.25 = 5
$ 50 =	.10 = 9
$ 20 =	.05 = 2
$ 10 =	.01 = 58
$ 5 =	
$ 1 =	
Total $ =	Total $ =

I hereby acknowledge surrendering the above personal items for safe keeping.

Inmate's Signature ______________ Date: ________

I hereby acknowledge receipt of all the above personal items upon my release.

Inmate's Signature ______________ Date: ________

COPY

LYNN PEAVEY COMPANY
800-255-6499

21 / 106



Pouch Number: 000 100864

Wallet	Watch X	Glasses	Necklace	Ring	Lighter	Knife	Keys X

Miscellaneous Items: Papers, [illegible] x 3

Booking Officer: Burroso 554

Transportation Officer: Benzon Badge Number:

Agency: CPD

Bills		Coins	
$100 =		.25 =	5
$ 50 =		.10 =	9
$ 20 =		.05 =	2
$ 10 =		.01 =	58
$ 5 =			
$ 1 =			
Total $ =		Total $ =	

I hereby acknowledge surrendering the above personal items for safe keeping.

Inmate's Signature ____________________ Date: __________

I hereby acknowledge receipt of all the above personal items upon my release.

Inmate's Signature ____________________ Date: __________

COPY

LYNN PEAVEY COMPANY
800-255-6499

72/106

(73)(106)

More than a just a shelter


Photo Marlene Karas

Graduates from the Pine Street Inn's job training programs celebrate on Wednesday.

Pine Street Inn graduates 146 from job training programs

BY LINDA RODRIGUEZ
ASSOCIATE EDITOR

It's not a sound people would typically associate with the Pine Street Inn, New England's largest homeless shelter, located on Harrison Avenue, but on Wednesday morning, the instantly recognizable tune of "Pomp and Circumstance" drowned out the noise of passing cars and trucks and helped set the scene for the Inn's annual graduation ceremony.

For some of the graduates, this was the first time that the old commence-

Continued on page 17

Graduation

Continued from page 1

ment standard was played for them and their first time donning the cap and gown. Beaming and wearing red or white carnations pinned to their gowns, the graduates of the organization's three job training and readiness programs filed into the large white tent set up on the Berkeley Street side of the property. Not all of the 146 individuals who graduated from the programs could make it back for commencement, but around half did.

"You're not here today because you've learned a new skill, though all of you have. You're here because you learned a new way to live," Lyndia Downie, executive director and president of Pine Street, told them.

It's not exactly a typical graduation class, with graduates varying widely in age, as well as ethnic backgrounds, but what they all had in common was that they had reached a place in their lives where they needed help. The graduates are all individuals who live in the Pine Street's shelters, whether it's the emergency men's or women's shelter, or the more long-term transitional housing, geared toward helping individuals cope with addiction or mental illness. And all have completed one and sometimes more of the three courses offered by the homeless advocacy agency: the STRIVE (Support and Training Result in Valuable Employees) program, a three-week job readiness and placement program; the Building Maintenance Training Program, a 14-week course that prepares participants for work in facilities maintenance; and the Food Service Training program, a 10-week course that trains participants in food safety, cooking methods, and more.

The purpose of the job readiness programs is to help get homeless people who have been out of the work force for a while back on their feet, and eventually back into housing. What it effectively does, however, is much more than that.

Student speaker Anthony Soldano, who graduated from the STRIVE program last year and came back to complete the Food Service Training Program, credited his caseworker and the Pine Street Inn with saving his life.

Soldano said that not long ago, a knee injury provided the gateway to an Oxycontin addiction. When he arrived at the Pine Street


Photo Marlene Karas

Graduate and student speaker Anthony Soldano with Jeff Taylor, founder of Monster.com.

Inn in October 2005, he was a full-fledged addict, scared and skinny, he said. He eventually moved out to the Men's Transitional Housing Program on Long Island; only a few weeks into his stay there, however, Soldano blew out his knee again. It was the support of the Pine Street staff and the strength that they taught him, he said, that kept him from relapsing.

"I hope you're getting the picture here, I'm a lot of work," he said, eliciting laughs from the audience.

But while Soldano still stays with Pine Street, it might not be for too much longer — he's just gotten a job as a cook with the Boston Park Plaza Hotel.

"I'm on my way out, I've got one foot out the door," he said. "It blows my mind that I work in one of the classiest places in Boston ... I just wish I could go out there and say, 'Oh yeah, I live at Pine Street.'"

Congratulating his fellow graduates, he said, "Some people drive by here and they see the Pine Street and think of a dark, miserable place. And some times it is. But this is proof that it's not always."

This year's commencement speaker was Jeff Taylor, who is, fittingly, the founder of job-search Web site, Monster.com. Taylor, whose engaging personality immediately had the crowd of graduates and their families smiling and laughing, also gave them some advice. "Prove to yourself how hard you can work ... Each of you is going to get a job because you're smart, but how hard you work dictates how well you do," he said. "The harder you work, the luckier you will be."

74 | 106

Reduce arthritis pain? It's not such a big stretch.



Studies show that 30 minutes of moderate physical activity three or more days a week can reduce arthritis pain and help you move more easily. So take a walk. Go dancing. Ride a bike. Go for a swim. Make it fun by inviting friends or family to join you. If 30 minutes is too much, try 10 or 15 minutes at a time. Stick with it, and in four to six weeks you could be hurting less and feeling more energetic.

Physical Activity. The Arthritis Pain Reliever.

Call 1-800-766-9449 to learn more

A message from The
Centers for Disease Control and Prevention
The Arthritis Foundation
The Department of Health & Human Services




CDC

ARTHRITIS FOUNDATION®
Take Control. We Can Help.™
Arthritis Foundation Massachusetts Chapter
Newton, Massachusetts

Reduce arthritis pain? It's not such a big stretch.



Physical Activity. The Arthritis Pain Reliever.


CDC

Arthritis Foundation

7/21/06

Reduce arthritis pain? It's not such a big stretch.

Studies show that 30 minutes of moderate physical activity three or more days a week can reduce arthritis pain and help you move more easily. So take a walk. Go dancing. Ride a bike. Go for a swim. Make it fun by inviting friends or family to join you. If 30 minutes is too much, try 10 or 15 minutes at a time. Stick with it, and in four to six weeks you could be hurting less and feeling more energetic.

Physical Activity. The Arthritis Pain Reliever.

Call 1-800-766-9449 to learn more

A message from The Centers for Disease Control and Prevention
The Arthritis Foundation
The Department of Health & Human Services

CDC

ARTHRITIS FOUNDATION®
Take Control. We Can Help.™
Arthritis Foundation Massachusetts Chapter
Newton, Massachusetts

Reduce arthritis pain? It's not such a big stretch.



Studies show that 30 minutes of moderate physical activity three or more days a week can reduce arthritis pain and help you move more easily. So take a walk. Go dancing. Ride a bike. Go for a swim. Make it fun by inviting friends or family to join you. If 30 minutes is too much, try 10 or 15 minutes at a time. Stick with it, and in four to six weeks you could be hurting less and feeling more energetic.

Physical Activity. The Arthritis Pain Reliever.

Call 1-800-766-9449 to learn more

A message from The Centers for Disease Control and Prevention, The Arthritis Foundation, The Department of Health & Human Services


CDC

ARTHRITIS FOUNDATION®

Take Control. We Can Help.™



Cambridge Health Alliance
2067 MASS AVE, CAMBRIDGE, MA 02140
Phone #: 617-575-5550 Fax #: 617-575-5560

Jun 15, 2007

DHANIDINA, RIZWAN DOB: 12/11/1977 Sex: M
885 Mass Ave Apt 1, Cambridge, MA 02139
No Known Allergies

FLONASE 50 MCG/ACT NA SUSP
Sig: 1 spray each nostril once a day
Qty: 1 **Ref:** 11 **Route:** Nasal
Start: 6/15/07 **End:**

Prescribing Provider: William J. Meikrantz, MD
Registration #:

Signature



Interchange is mandated unless the practitioner writes the words "No substitution" in this space.

001 78 79

please

Whereis the LIBRARY

INperson BRIEFY

John J. CRAPO

I Am

4th FLOOR

80 106

[illegible]

when

LIBRARY

others

side is

answer

my

question

MR CRAPO

PRO SE

My COPY



Senior ID

JOHN
CRAPO

8/106

Expires: 03/12/2011
5 - 105031087

COPY

12:20 PM
15 June 2007
Dear Middlesex Library
c/o Atten (Mr) E. J. Sullivan
Library I call to your attention
my Note 3"x5" card Both sides,
Sincerely
Briefly
unexhaustedly.
Sincerely.
troubling
enclosed
here-in

15 cts hey
[illegible]

J. J. CRAPO.
[illegible]

J. J. CRAPO
Pro Se
NMLWYR

IN person as I depart this location
Dear LIBRARY Staff
Et Cetera
Middlesex County Shire town Cambridge
I call to your attn enclosed
Message ~~three~~ (03) Sides
of a card ~~three~~ pieces of paper.

82 / 106

83/106

COPY

Loading "Gmail - egypt addresses"

08/01/2006 10:50 AM

C2-122 240 Longwood Ave.
Boston, MA 02115

Rajiv Saigal
492 Eliot Mail Center
Cambridge MA 02138
USA

Gosselins
4043 West 19th Ave
Vancouver BC
V6S 1E2

Desjardins
146 Briarcliffe Crescent
Waterloo ON
N2L 5T8

Simon Desjardins
Shell Chemicals Limited
Shell Centre
8th Floor, DCC/2331
London, SE1 7NA
United Kingdom

Cherif Sahyoun
201 Newbury St # 401
Boston
MA 02116

maiko
#107, 1200 Gitzel Street, Yellowknife, NT X1A 2C6.

gita and pandri
101 gladioli, Off Yari Road, Versova, Andheri West, Mumbai 400061

mamama
6 om shanti
16th road ext
santa cruz west
mumbai 400054
india

84106



Adrien Desjardins <adrien.desjardins@gmail.com>

egypt addresses

1 message

Adrien E Desjardins <adesjard@mit.edu> **Tue, Aug 1, 2006 at 1:00 AM**
To: adrien.desjardins@gmail.com

COPY

Muso, Taro
email: muso@MIT.EDU
phone: (617) 272-5124
address: 22 Magazine St. Apt 3
city: Cambridge
state: MA 02139
department: Health Sciences & Technology
school: Whitaker College
year: G

Brian + Susanna
211 Harvard St.
No 2
Cambridge MA 02139

Zalesak, Martin
email: martinz@MIT.EDU
phone: (617) 417-3151
address: 24 Magazine St Apt 4
city: Cambridge
state: MA 02139
office: 66-260
department: Health Sciences & Technology
school: Whitaker College
year: G

Jules + Sean
20449 66 Ave #93
Langley, BC V2Y3C1

Megan and Bill
1010 Massachusetts Ave, apt 44, Cambridge, MA, 02138.

J+N Haley
1755 Haro St. #1806
Vancouver BC
V6G1H2

RAy and Jean and Michael and Sophie
it's 1080 Beacon St, 3B, Brookline, MA 02446.

adam & brinda
362 Memorial Dr
Apt 111
Cambridge, MA 02139

Nirhuto

Vincent Cheung
295 Harvard St Apt 301
Cambridge
02139

Michele Jakoulov
Administrator
Harvard Biophysics Program
Medical School Campus

(85) 106

J. J. CRAPO. PRO SE
Homeless Senior citizen
Suspended LCSW
PO Box 400151
CAMBRIDGE MA 02140-0002
Page one (01) of two (02), three (03) pages of four (04) pages
15 June 2007
Via Certified Mail
return receipt requested
7007 9058
TRAVELER SELF STORAGE
attn please Chief Executive Officer
33 Traveler Street
Boston MA

COPY

Dear Ms/Mstr/Mr Chief Executive officer

I carry a heavy load. I've medical troubles. To attend to your letter I'm unable to attend other things I need to do. I've written you many letters. This one you've sent me is unclear.

anyway I send you a copy of my picture identification for use on public transportation of State of Massachusetts Authority which was acceptable yesterday for my transportation when I could find it.

More

(86) 106

J. J. CRAPO to Traveler Self Storage

15 June 2007

page two (02) - of two (02) pages three (03) pages. Four (04) Pages.

We've been around a long time We like to think the legend We're is true. the Marquis Lafayette played an important role in US History. Mistre John Adams who represented the (US) Continental Congress at Paris according to one (01) reputeable source was told if he learned French we as rebel colonies would get the help it need from His Most Christian Majesty King Louis XVI to summarize it happened at Yorktown - the UK military a sizable force was without food & ammunition and was expecting supply when a French fleet arrived and it's presence in the harbor made it too crowded for the UK fleet to enter there was a strong Storm so the UK fleet returned to it's New York Headquarters UK ground commander had no choice but to surrender. et cetera ("ETC")

MORE

87.1 106

Lease Contract No : 01336 Todays Date : 06/06/07

Date of Lease : 10/06/04

Rental Unit : 440
Unit Size : 5X5
Monthly Rate : 250.00

Remarks :

Initial Tenant Transaction :

Admin Fee :	20.00
Rent Paid :	250.00
Discount Applied :	-141.00
Rent Paid Thru :	08/29/07

Tenant Name and Address Information :

Tenant Name :
Tenant Name : John J. Crapo
Address : P.O. Box 400151
City / State : CAMBRIDGE MA 02140-0002

DL/ID Number :
Employer :
Home Phone:
Work Phone :
Alternate :

Signed : MR CRAPO. Pro Se
Tenant's Signature

87.2 / 106



COPY (T)

Senior ID

JOHN
CRAPO

Expires: 03/12/2011
5 - 105031087

J.J. CRAPO to traveler self
Storage

15 June 2007

page three (03) 7 four (04) pages

MY first KNOWN CRAPO ancestor was here IN Massachusetts - as it is KNOWN today but then it was a part of what was annexed on - a youthful appearing man assigned to live with a French speaking family - CRAPO is pronounced as the French WORD FOR TOAD - etc He married the grand-daughter of the Governor's wife He was a Widower & she a widow who had been to Holland there voyage to the Southern reaches of New YORK was disrupted by stormy weather We were nearly BreKlAM By her first marriage records confirm her child born to her & her first husband was the first English Boy born IN what is today's (13) thirteen original states and by her marriage to the Widower She gave birth to a boy who was

more

J. J. CRAPO to traveler self storage 15 June 2007
page four (04) of four (04) pages.

(89/106)

as an adult the first Englishman born (IN America IN these States then to become 13 (thirteen) original colonies - ENGLISH Governor et cetera

I'm disadvantaged - where others might've gotten the property, or the silver et cetera I got nothing.

On my way here I was told I was a Nothing. Protested it did no good. I had a very costly lawsuit IN State & federal court & the jurists said they had every right to do what was done to me.

Brief I am.

I sign the statement & enclose it here - IN along with copies of the authentic ID.

Sincerely, briefly, hastily

J. J. Crapo. pro se.

Encl: copy of statement
copy my positive identification

COPY

Certified Mail

A mailing receipt

A unique identifi

A record of deliv

Important Remind

- Certified Mail ma
- Certified Mail is
- NO INSURANC valuables, pleas
- For an additiona delivery. To obtai Receipt (PS Form fee. Endorse ma a duplicate retur required.
- For an addition addressee's auth endorsement "R
- If a postmark on cle at the post receipt is not ne

IMPORTANT: Sav

PS Form 3800, August

COPY

Signup list July 20, 2007

Enclosed 1 call to Tour at Dayton KLK.

90/106

DONATION FOR DEAF & HEARING AND HAND SPORT LEAGUE
Our Deaf Club Needs Funds For A Special Trip To Dayton Beach,Florida
On July 20 & 29,2007
VolleyBall Assocition Of The Deaf 31st Men & Woman's Annual National Tourament Our VolleyBall Teams Will Coming Against Other Deaf Clubs We Need To Purchase Uniforms And Raise Funds For Trips Please Support Us By Donations Can Be Also Little As $5.00 And Any Rise!!!
We Would Appreciate Your Help In Reaching Our Goal!!!

1. ____________________
2. ____________________
3. ____________________
4. ____________________
5. ____________________
6. ____________________
7. ____________________
8. ____________________
9. ____________________
10. ____________________
11. ____________________
12. ____________________
13. ____________________
14. ____________________
15. ____________________
16. ____________________
17. ____________________
18. ____________________
19. ____________________
20. ____________________
21. ____________________
22. ____________________
23. ____________________
24. ____________________
25. ____________________
26. ____________________
27. ____________________
28. ____________________
29. ____________________
30. ____________________
31. ____________________
32. ____________________
33. ____________________
34. ____________________
35. ____________________
36. ____________________
37. ____________________
38. ____________________
39. ____________________
40. ____________________
41. ____________________
42. ____________________
43. ____________________
44. ____________________
45. ____________________
46. ____________________
47. ____________________
48. ____________________
49. ____________________
50. ____________________

THANK YOU FOR YOUR KINDNESS!!!
Please Free Contact @ Ask For Mr.Daniel
Vrs 1-866-327-8877 vp 1-305-899-2697

91 -106

COPY

Certified Mail P

- A mailing receipt
- A unique identifi
- A record of deliv

Important Remind

- Certified Mail m
- Certified Mail is
- NO INSURANC valuables, pleas
- For an additiona delivery. To obtai Receipt (PS For fee. Endorse ma a duplicate retur required.
- For an additio addressee's aut endorsement "R
- If a postmark on cle at the post o receipt is not nee

IMPORTANT: Save

PS Form 3800, Augus

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT

Certified Mail

A mailing receip
A unique identifi
A record of deliv

Important Remind

- Certified Mail m
- Certified Mail is
- NO INSURANC valuables, pleas
- For an additiona delivery. To obtai Receipt (PS For fee. Endorse ma a duplicate retur required.
- For an additio addressee's auth endorsement "R
- If a postmark on cle at the post receipt is not ne

IMPORTANT: Sav

PS Form 3800, Augus

COPY

93-106

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT

J. J. CRAPO. PRO SE
Homeless Senior Citizen
Suspended LCSW
on Box 400151

COPY

94-106

95-106

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

J. J. CRAPO. PRO SE.
HOMELESS SENIOR CITIZEN
SUSPENDED LCNSD CERT SCL
WRKR
PO Box 400151
CAMBRIDGE MA 02140-0002



COPY

96-106

COPY

Planet Self Storage
33 Traveler Street
Boston, MA 02118
(617)-426-7229
Fax: (617)-350-3106
Email: MA7@simi.org

Dear Valued Tenant

This letter is to inform you that upon your move-in date there were a few more steps in the move-in process that were left out:

Sign lease addendum

Copy of ID

Enclosed are the documents that need signature. Please sign and return as soon as possible. If a photo copy of your ID is requested, you can come in and we can copy it for you or you can simply copy it yourself and just send in the copy. If you have a fax machine, you can also fax the information back to us, our fax number is listed above. If you have any questions or concerns feel free to give us a call, our phone number is listed above as well. Have a nice day, and thanks for choosing Planet Self Storage for your storage needs!

Planet Self Storage
33 Traveler Street
Boston, MA 02118

COPY

97-706

COPY

Planet Self Storage
33 Traveler Street
Boston, MA 02118
(617)-426-7229
Fax: (617)-350-3106
Email: MA7@simi.org

Dear Valued Tenant

This letter is to inform you that upon your move-in date there were a few more steps in the move-in process that were left out:

Sign lease addendum

Copy of ID

Enclosed are the documents that need signature. Please sign and return as soon as possible. If a photo copy of your ID is requested, you can come in and we can copy it for you or you can simply copy it yourself and just send in the copy. If you have a fax machine, you can also fax the information back to us, our fax number is listed above. If you have any questions or concerns feel free to give us a call, our phone number is listed above as well. Have a nice day, and thanks for choosing Planet Self Storage for your storage needs!

Planet Self Storage
33 Traveler Street
Boston, MA 02118

LEASE ADDENDUM

98-106

Traveler Storage LLC
DBA Planet Self Storage
33 Traveler St.
Boston MA 02118
PH 617-426-7229
E-mail: Ma7@simi.org

Todays Date : 06/06/07

COPY

Lease Contract No : 01336

Date of Lease : 10/06/04

Rental Unit : 440
Unit Size : 5X5
Monthly Rate : 250.00

Remarks :

Initial Tenant Transaction :

Admin Fee :	20.00
Rent Paid :	250.00
Discount Applied :	-141.00
Rent Paid Thru :	08/29/07

Tenant Name and Address Information :

Tenant Name :
Tenant Name : John J. Crapo
Address : P.O. Box 400151
City / State : CAMBRIDGE MA 02140-0002

DL/ID Number :
Employer :
Home Phone:
Work Phone :
Alternate :

Signed : ______________________
Tenant's Signature

LEASE ADDENDUM

99-106

Traveler Storage LLC
DBA Planet Self Storage
33 Traveler St.
Boston MA 02118
PH 617-426-7229
E-mail: Ma7@simi.org

Todays Date : 06/06/07

COPY

Lease Contract No : 01336

Date of Lease : 10/06/04

Rental Unit : 440
Unit Size : 5X5
Monthly Rate : 250.00

Remarks :

Initial Tenant Transaction :

Admin Fee :	20.00
Rent Paid :	250.00
Discount Applied :	-141.00
Rent Paid Thru :	08/29/07

Tenant Name and Address Information :

Tenant Name :
Tenant Name : John J. Crapo
Address : P.O. Box 400151
City / State : CAMBRIDGE MA 02140-0002

DL/ID Number :
Employer :
Home Phone:
Work Phone :
Alternate :

Signed : ______________________
Tenant's Signature

PLANET
SELF STORAGE®
33 TRAVELER ST.
BOSTON, MA 02118


BOSTON
JUN-8'06
MA
0.41
U.S. POSTAGE
PB METER
8428653

John Crapo
Pobox 400151
Cambridge Ma 02140

COPY

Forwarding and Address Correction Requested

02140-0002

100-106

PLANET
SELF STORAGE®
33 TRAVELER ST.
BOSTON, MA 02118


JUN-6'06
MA
0.41
U.S. POSTAGE

John Crapo
Po box 400151
Cambridge Ma 02140

101-106

Forwarding and Address Correction Requested

COPY

02140



102-106

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

TRAVELER SELF STORAGE
ATTN PLEASE MANAGER
33 TRAVELER STRT
BOSTON MA
02118-2231

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) | C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
■ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number
(*Transfer from service label*) 7007 0710 0002 6170 9058

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

Certified Mail Pro
- A mailing receipt
- A unique identifier fo
- A record of delivery k

Important Reminders:
- Certified Mail may ON
- Certified Mail is *not* av
NO INSURANCE CO
valuables, please consi
For an additional fee, a
delivery. To obtain Return
receipt (PS Form 3811)
Endorse mailpiece "R
duplicate return receipt
...an additional fee,
...essee's authorized a
...orsement "Restricted
...ostmark on the Certif
the post office for
...t is not needed, deta

...NT: Save this rece

...0, August 2006 (Reve

J. J. CRAPO, Pro Se
Homeless Senior Citi-
zen. Suspended
LCNSD CERT ScL
WRKR
PO Box 400151
CAMBRIDGE MA
02140-0002

RETURN RECEIPT REQUESTED

TRAVELER SELF STORAGE
ATTN PLEASE MANAGER
33 TRAVELER STRT
BOSTON MA 02118-2231

103-106

COPY

es:

r mailpiece
y the Postal Service for two years

e combined with First-Class Mail® or Priority Mail®.
le for any class of international mail.
AGE IS PROVIDED with Certified Mail. For
nsured or Registered Mail.
rn Receipt may be requested to provide proof of
eipt service, please complete and attach a Return
e article and add applicable postage to cover the
m Receipt Requested". To receive a fee waiver for
USPS® postmark on your Certified Mail receipt is

ery may be restricted to the addressee or
Advise the clerk or mark the mailpiece with the
very".

Mail receipt is desired, please present the arti-
marking. If a postmark on the Certified Mail
and affix label with postage and mail.

and present it when making an inquiry.
PSN 7530-02-000-9047

104 -106



CERTIFIED MAIL
7007 0710 0002 6170 9058
7007 0710 0002 6170 9058

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$	Postmark Here
Certified Fee		
Return Receipt Fee (Endorsement Required)		
Restricted Delivery Fee (Endorsement Required)		
Total Postage & Fees	$	

Sent To TRAVELER SELF STORAGE attn Plezie Manager
Street, Apt. No.; or PO Box No. 33 TRAVELER STRT
City, State, ZIP+4 BOSTON MA 02118-2231

COPY

PS Form 3800, August 2006 — See Reverse for Instructions

...REQUESTED
...GE
...ER
...-2231

J.J. CRAPO, PRO SE
Homeless Senior Citi-
ZEN, Suspended
LCNSO CERT ScL
WRKR
PO Box 400151
CAMBRIDGE MA
02140-0002

105-106

COPY

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

TRAVELER SELF STORAGE
ATTN PLEASE MANAGER
33 TRAVELER STRT
BOSTON MA
02118-2231

2. Article Number
(Transfer from service label) 7007 0710 0002 6170 9058

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
■ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

106

106

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

TRAVELER SELF STORAGE
ATTN PLEASE MANAGER
33 TRAVELER STreet
BOSTON MA
02118-2231

COPY

2. Article Number (Transfer from service label) 7007 0710 0002 6170 9058

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
- ■ Certified Mail
- ☐ Express Mail
- ☐ Registered
- ☐ Return Receipt for Merchandise
- ☐ Insured Mail
- ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT

Certified Mail
- A mailing receip
- A unique identifi
- A record of deliv

Important Remind
- Certified Mail m
- Certified Mail is
- NO INSURANC valuables, pleas
- For an additiona delivery. To obtai Receipt (PS For fee. Endorse ma a duplicate retur required.
- For an additior addressee's auth endorsement "R
- If a postmark of cle at the post receipt is not ne

IMPORTANT: Sav

PS Form 3800, Augus



COMMONWEALTH OF MASSACHUSETTS
TRIAL COURT OF THE COMMONWEALTH
DISTRICT COURT DEPARTMENT
CAMBRIDGE DIVISION
40 Thorndike Street
Cambridge, MA 02141
(617) 494-4300

COPY

Docket# 0752CR001363
B.B.C.

1 106

Your case has been continued for (pre-trial) or (trial) at 9:00 A.M. in
Courtroom Number 13B
on 6-26-07.

A Payment of $ ___________ is due into the cashier's office on or before ___________.

If payment is not made on this date, you must appear and request an extension.

COPY

It is very important that you be in court at the time

and on the date specified above.

If you do not appear, you will be defaulted and a warrant

will be issued for your arrest.

THIS IS THE ONLY NOTICE OF THE DATE THAT YOU WILL RECEIVE.

ics™ series:

s


HEIDI
BY JOHANNA SPYRI



CHILDREN'S CLASSICS
New York

FOREWORD

The story of Heidi was written over one hundred years ago. However, it is far from a period piece. In the Swiss Alps, where it is set, a hundred years is just the blinking of an eye, and the character of Heidi is no more fixed in time than Alice in Wonderland or Christopher Robin. She is a child of the centuries; we see in her the daughter that every mother dreams of having and every little girl dreams of being. Her presence makes us happy, and so her story has endured.

The story of Heidi is simple. A five-year-old orphan girl is brought to live with her reclusive and hostile grandfather on a remote mountain in the Alps. Her innocence and charm change him and others with whom she comes in contact. But her love for the mountains and her life is so complete that something must go wrong. It does: her greedy aunt takes her away to serve as a paid companion to a crippled child in Frankfurt. Heidi, loving and accepting by nature, endures her lot, but, pining away for her mountain home, becomes so ill that an understanding doctor recommends that she return. Not only does she go back but the crippled child also visits her and regains her health as well.

FOREWORD

What is harder to bear than paradise lost, and what is sweeter to experience than paradise regained? Heidi, truly innocent, is wrenched away abruptly from the complete freedom of the mountain life and from all that she holds dear and is thrust unprepared into a city world of ritual, "proper behavior," and dark rooms where she can never see the sun. The compassionate reader feels both pity for Heidi's predicament and envy when she regains what she has lost. It is a deeply moving and greatly satisfying experience for the reader.

Johanna Spyri wrote Heidi in 1880. She had lived all her life in the Swiss Alps, and her love of the mountains is an integral part of her writing. Heidi's consuming love of her mountain home, her love for her grandfather and grandmother, for the young goatherd Peter, and the goats, and her faith in God's wisdom are made so vibrant by Spyri's descriptions that they transport us from the smog and pollution many of us experience in our daily lives to the rarefied purity of the sweet, clean mountain air. The energy of her pen becomes the energy of little Heidi, rushing back and forth, back and forth, "first to the goat-shed, then to the fir trees, and then to the hut door," jumping over the water trough, delighting in the seasons, in her happiness, and in her home.

Heidi is a delight not only for the young child who is read to but also for the adult who reads it aloud and for older children who read it on their own. It is for anyone who appreciates nature and freedom—a story that expresses the author's love

of beauty i
God is ref
Hardly—fc
hundred ye
er one hun

Baltimore,
1986

FOREWORD

of beauty in nature and in people and expresses her belief that God is reflected in this beauty. Does this limit its appeal? Hardly—for *Heidi* has remained a favorite book for over one hundred years, and this beautiful edition should ensure another one hundred.

PATRICIA BARRETT PERKINS

Baltimore, Maryland
1986

J. J. CRAPO, Pro Se
Homeless Shareholder Senior citizen
PO Box 400151
CAMBRIDGE MA
02140-0002

15 June 2007

via CMRRR
Securities & Exchange Commission ("the Commission")
Division of Corporation Finance ("Division")
Division Director
Washington DC 20549-0213

Re: My shareholder proposal, many exhibits to IDACORP INC, courtesy copies and copies of letters of transmittal.

Dear Commission Division

Enclosed I call to your attention copy my lengthy shareholder proposal with accompany exhibits.

I'm carrying a heavy load & I've medical trouble

Sincerely, briefly & hastily

J M Jennings Crapo

Enclosures

J.J. CRAPO, Pro Se,
Homeless stockholder, senior citizen
US army veteran
PO Box 400151
CAMBRIDGE MA 02140-0002

via cmrrr June 15 2007

Federal Express Corporation
attn please Chief Executive officer
F.W. SMITH or successor
as D... Chief Executive officer
942 S. Shady Grove RD
Memphis TN

Dear Mister Chief Executive officer

Enclosed I call to your attention my complete shareholder proposal supporting statement & accompanying verifications to the registrant, a procedure you are well informed about. additionally copy my motion my case be postponed and transferred to Federal court. copy too this to the commission! Lots of time I spend on this I can't get other things done! Sincerely, briefly, hastily

Jim J. Crapo
pro se,

Encl.





Heidi
Johanna Spyri



sketches, as apparently he was within his legal rights in doing. '*Rapace*' was hardly the right word, though we may perhaps without violence to the family character concede that he was imperious and demanding.

At Luxor, weakened by his disease but with a normal temperature, John, Jr., encamped, like the lion and the lizard in the poem, on top of a ruined palace, and devoted himself to assembling the largest collection of Egyptian antiquities ever up to that time collected by an American, perhaps by any individual for his own account. He wrote Cousin John, warning him to be prepared to respond to drafts up to fifty thousand dollars and authorized him to put one hundred thousand dollars into one of the cotton mills he was building in the new city of Lowell, provided he would manage it himself. It was in the ancient city of the Pharaohs that he completed the noble will by which he is long remembered, endowing the Lowell Institute.

The eighteen-twenties in Boston were the heyday of the lyceum and the improving lecture. John, Jr., interested in this new form of what we should now call adult education, had been a founding member of the Boston Society for the Diffusion of Useful Knowledge, which in 1830, with Daniel Webster as president, had begun its career with a two-hour discourse by Edward Everett on the life of Benjamin Franklin. Before sailing for France, he had drafted a provisional testament directing that in the event of his death one half of his fortune should be employed in carrying on the work in perpetuity on a more comprehensive scale. At Luxor he completed the terms of the bequest and clarified its aims in a document remarkable for its thoughtful vision.

'For the more perfect demonstration of the truth of those moral and religious precepts, by which alone, as I believe, men can be secure of happiness in this world and that to come, I wish a course of lectures to be delivered on the historical and internal evidences in favor of Christianity. I wish all disputed points of faith and ceremony to be avoided, and the attention of the

lecturers to be directed to the moral doctrines of the Gospel, stating their opinions, if they will, but not engaging in controversy, even on the subject of the penalty for disobedience.

'As the prosperity of my native land, New England, which is sterile and unproductive, must depend hereafter, as it has heretofore depended, first, on the moral qualities, and secondly, on the intelligence and information of its inhabitants, I am desirous of trying to contribute towards this second object also; — and I wish courses of lectures to be established on physics and chemistry, with their application to the arts; also, on botany, zoology, geology, and mineralogy, connected with their particular utility to man.

'After the establishment of these courses of lectures, should disposable funds remain, or, in process of time, be accumulated, the trustee may appoint courses of lectures to be delivered on the literature and eloquence of our language, and even on those of foreign nations, if he see fit. He may, also, from time to time, establish lectures on any subject that, in his opinion, the wants and taste of the age may demand.

'As infidel opinions appear to me injurious to society, and easily to insinuate themselves into a man's dissertations on any subject, however remote from religion, no man ought to be appointed a lecturer, who is not willing to declare, and who does not previously declare, his belief in the divine revelation of the Old and New Testaments, leaving the interpretation thereof to his own conscience.'

He appointed his cousin executor of his will and sole trustee of the lecture foundation, providing further that each trustee should appoint his successor within a week after his accession to the office. He stipulated that the trustee should choose to follow him in preference to all others some male descendant of his grandfather, the Old Judge, 'provided there be one competent to hold the office and of the name of Lowell.' The study he had given to the most minute details of the bequest appears in the provision governing the fees that might be charged for the more abstruse courses for advanced students. In the event of inflation the charge for admission to a six-months course should be equal to the current price of two bushels of wheat. To keep the lecture hall from filling up with the floating population that even in those days was wont to *desipere in loco* on the Common, the trustee was directed to require of every person attending the lectures that he be neatly dressed and of orderly behavior.

It was a far-sighted benefaction shrewdly formulated in a majestic setting! The story of the success of the enterprise is part of the record of John Amory Lowell who as first trustee invested and multiplied the endowment, planned the courses, and selected the lecturers for more than forty years.

From Luxor, John, Jr., having joined forces with a young English explorer, penetrated Ethiopia on his Arab horse as far as the site of the ancient city of Meroe. But his dysentery had returned and he was attacked by a painful disease of the eyes. He felt it was time to push on to India. Following the advice of Mohammed Ali, he crossed the Nubian Desert, fourteen days by camel-back, to a small port on the western coast of the Red Sea, and chartered a schooner navigated by Arabs, to carry him with his attendants and impedimenta across to Mocha. They sailed on the sixteenth of December, 1835. Six days later he was shipwrecked. On the evening of the twenty-second, it came on to blow with blinding rain, they drifted among shoals — but let the traveller himself take up the tale:

'At the end of several hours, we struck on a coral reef. Then all hands jumped overboard to push the vessel off the rocks. My *sais* and cook joined the crew in this duty; but a fresh northwest wind, accompanied by rain and much mist, rendered their efforts unavailing. I retreated to my covered litter again, and put what gold was not already in my broad Turkish girdle, into my pocket. I did the same with my letters of credit. The water now entered fast through all the seams in the larboard side of

the vessel. The men could not bail the schooner fast enough; and, as she continued to strike, it was evident that the leak would become worse. Yanni now called out, "They are throwing our cases overboard!" True enough; the hold of the little vessel had been crowded with my effects, and I now saw them floating alongside. There went my best tent, for its poles kept it from sinking, and the waves soon carried it out of sight. Here lay the box that contained my reflecting circle, and another with my Parisian rifle. These two boxes were large, and besides the above and various perishable articles, were filled with a variety of European luxuries and provisions. Macaroni, olives, tongues, the best of the biscuit, the best of the rice, sugar, and tea, were among the number.

'I kept nothing back, except my trunks of wearing apparel, my books, writing materials, a leather bag, into which I had thrust my journals, my pistols, certain gilt French Bagatelles for presents, and a few other articles.

'Presently the dragoman exclaimed, "The hands are going to quit the vessel, and I shall quit too." His threat did not disturb me, as I knew the poor fellow had not the wherewithal to buy a dinner without me; but I did not much relish being left alone on the deck by the seamen. I had always counted, if it came to the worst, on having their aid and the raft to put me on shore. As for swimming, I have not strength for that, especially in my clothes, and so thorough a ducking and exposure might of itself make an end of me. I entered my litter again to get a pistol, which I thrust into my girdle. Yanni exclaimed, "They are carrying away our raft!" I stepped again on deck and sure enough, the men were all in the water, foolishly attempting to put one of their packs of four great elephants' teeth upon a raft that could scarcely carry more than one. "That raft is mine," I exclaimed; "I made it, and it is tied with my cord, for the purpose of saving my effects." These people were accustomed to hear me speak with the tone of a master; they hesitated, and then slowly made off with the raft. "Quit that raft," said I; "I will

9/106

COPY

Under the Bridge

by FERRIS GREENSLET

Much water of life has flowed under Mr. Greenslet's bridge, and he has fished it as profitably for the symbolic trout of the imagination as for the actual trout whose capture is his hobby. This is the perceptive autobiography of a man-of-letters turned publisher, and brought by the richness of his own temperament as much as by his professional activities into touch with movements of the mind and leaders of the race both here and abroad. I suspect that this excellently written, always charming, often penetrating book belongs among the permanent records of our country, in the last of one century and the beginnings of another one. Here is a shrewd literary artist, who gives more of the history of this area of our culture than the professional historians, and only by telling his own story.

Born in New York State, educated in Connecticut and New York, operating from Boston where he was successively editor of *The Atlantic Monthly* and Houghton Mifflin Company, this scholar, gentleman, fisherman, and familiar philosopher has made his career as interesting as a novel, because, like the best novelists, he has seen through the eyes of a character — himself — the significance of action. Few in English in our day have done it better, few with the informality of the great essayists, few with story-telling power, and few with such unashamed delight in what he regards as really important — friendship, fishing, and quality in living, wherever and however you find it. Unpretentious, like most good personal books, informative without effort, literature in the best sense, which means that ease conceals its art, I strongly recommend this autobiography to those who are looking for books that are to be owned and kept as well as read. — *Henry Seidel Canby*

from the Book-of-the-Month Club News

10 106



Ferris Greenslet

A graduate of Wesleyan and Columbia Universities, Ferris Greenslet began his literary career as a reviewer for *The Nation*, was later Associate Editor of *The Atlantic Monthly*, and then served for many years as editor-in-chief at Houghton Mifflin Company. Since 1942 he has produced three books — a distinguished autobiographical volume, *Under the Bridge*, a meaty anthology, *The Practical Cogitator* (with Charles P. Curtis, Jr.), and now this 'history of the heart, mind, imagination, animal spirits, and pocketbooks of New England.' His earlier books include biographies of Walter Pater, Thomas Bailey Aldrich, and James Russell Lowell. He is a member of the National Institute of Arts and Letters and the Massachusetts Historical Society.



Ferris Greenslet

A graduate of Wesleyan and Columbia Universities, Ferris Greenslet began his literary career as a reviewer for *The Nation*, was later Associate Editor of *The Atlantic Monthly*, and then served for many years as editor-in-chief at Houghton Mifflin Company. Since 1942 he has produced three books — a distinguished autobiographical volume, *Under the Bridge*, a meaty anthology, *The Practical Cogitator* (with Charles P. Curtis, Jr.), and now this 'history of the heart, mind, imagination, animal spirits, and pocketbooks of New England.' His earlier books include biographies of Walter Pater, Thomas Bailey Aldrich, and James Russell Lowell. He is a member of the National Institute of Arts and Letters and the Massachusetts Historical Society.

12/100

COMMONWEALTH BOOKS
2 MILK STREET, BOSTON
877 292 0085

J.J. CRAPO. [illegible]

06/16/2007 5:47PM 01
000000#4163 CLERK01

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FROM: (PLEASE PRINT) PHONE (NONE NONE
JOHN JENNINGS CRAPOPRO
SE. HoMeless INVESTOR.
SENIOR CITIZEN
PO BOX 40051
CAMBRIDGE MA
02140-0007

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Mailer Signature

TO: (PLEASE PRINT) PHONE
WELLS FARGO BANK SHARE
HOLDERS SERVICES AttN PLEASE
IDACORP OPTIONAL CASH
PURCHASE PLAN
PO BOX 64856
ST PAUL MN

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1. Article Addressed to: WELLS FARGO
BANK SHAREHOLDER
SERVICES
AttN PLEASE IDACORP OPT-
IONAL CASH PURCHASE PLAN
PO Box 64856
ST PAUL
MN 55164-0856

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PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

EP-13F February 2002

Transactic

Detach her

Mail to: Sł
ID
Di
PC
St

3800060219

ner Services

IPSG1 0407

ayment

tions

ER FOR WATERMARK AND ADDITIONAL FEATURES

64-1278
611 GA

rgia

eck Number: 0060202863

09 Feb 2007

157.82**

older Services Inc.

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Sent To MERRILL LYNCH PIERCE FENNER AND SMITH INC

Street, Apt. No.; or PO Box No. PO BOX 1528

City, State, ZIP+4 PENNINGTON NJ 08534-1528

PS Form 3800, August 2006 See Reverse for Instructions

JOHN JENNINGS CRAPO
IDACORP INC
Homeless Stockholder
PO Box 400151
CAMBRIDGE MA
02140-0002



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TO: (PLEASE PRINT) PHONE (

WELLS FARGO BANK SHARE
HOLDER SERVICES Attn PLEASE
IDACORP OPTIONAL CASH
PURCHASE PLAN
PO Box 64856
ST PAUL MN

ZIP + 4 (U.S. ADDRESSES ONLY. DO NOT USE FOR FOREIGN POSTAL CODES.)

5 5 1 6 4 + 0 8 5 6

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COPY COPY

Direct Purchase Plan Account Statement



IMPORTANT: Retain this statement for your investment, tax and cost-basis records.

Questions: U.S. telephone number: 800-565-7890 Outside U.S.: 651-450-4064
For online account information, please visit www.shareowneronline.com
Fax number for transaction requests: 651-450-4085

Cusip # 451107106

Account Summary

IDACORP, Inc. **Account # 3800060219**

18/106

June 1, 2007

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Share Balances	Record Date	Current
Direct Purchase Plan	439.700	443.636
Certificate(s)	160.000	160.000
Book-Entry	0.000	0.000
Total Shares	599.700	603.636

Current Dividend	
Record Date	05/07/07
Payable Date	05/30/07
Dividend Rate	$0.30
Account Value	
Market Value Date	05/31/07
Market Value Price	$33.18
Account Market Value	$20,028.64

Year-to-Date Amounts	
Gross Dividends Reinvested	$358.70
Federal Tax Withheld	$100.43
Nonresident Alien Tax Withheld	$0.00
Cash Investments	$0.00
Service Charges Paid by You	$0.00
Service Charges Paid by Company	$1.20
Commissions Paid by You	$0.00

COPY

Year-to-Date Activity

Transaction or Settlement Date	Transaction Type	Gross Amount of Transaction	Service Charge	Net Amount of Transaction	Price per Share	Shares Increased or Decreased	Total Shares Held in Plan
BALANCE FORWARD							435.970
02/28/07	Div Reinvested	$178.79	$0.00	$128.73	$34.5150	3.730	439.700
05/30/07	Div Reinvested	$179.91	$0.00	$129.54	$32.9150	3.936	443.636

COPY

Detach here. Forward bottom portion to the address shown below.

Transaction Request

IDACORP, Inc. **Account # 3800060219**

Mail to: Shareowner Services
IDACORP, Inc. IDA1
Direct Purchase Plan
PO BOX 64856
St Paul MN 55164-0856

☐ Please change my address as indicated.
JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

OPTIONAL CASH PURCHASE ELECTION

☐ Enclosed is a check made payable to **Shareowner Services**

for: $ [ ]

Minimum $10.00 / Maximum $20,000.00 per month

Next deadline for Shareowner Services to invest your payment is 5 p.m. CT on **JUNE 22, 2007.**

Shareowner Services will process your purchase instructions according to your Plan prospectus/brochure upon receipt of your properly completed request which includes **account number** or **SSN** and **plan name**. We will not be liable for any claim arising out of failure to purchase shares on a certain date or at a specific price.

IPSG1 0407

R8X6

WARNING: MULTIPLE SAFETY FEATURES. THE FACE OF THIS CHECK HAS A COLORED BACKGROUND AND FLUORESCENT INK (HOLD UNDER BLACKLIGHT TO VIEW). REFER TO SECURITY ENDORSEMENT BACKER FOR WATERMARK AND ADDITIONAL FEATURES.

CHITTENDEN CORPORATION

Bank of America
Atlanta, Dekalb County, Georgia

64-1278
611 GA

19 / 06

VOID AFTER 6 MONTHS

Pay to JOHN JENNINGS CRAPO
P.O.BOX 400151
CAMBRIDGE MA 02140-0002

Check Number: 0060202863

09 Feb 2007

$****157.82****

The sum of $****ONE HUNDRED AND FIFTY SEVEN DOLLARS AND EIGHTY TWO CENTS ****

Computershare Shareholder Services Inc.
Authorized Paying Agent

Computershare Shareholder Services Inc.
250 Royall St, Canton, MA 02021

Authorized Signature(s)

COPY

⑈0060202863⑈ ⑆061112788⑆ 329 905 1831⑈



WARNING MULTIPLE SAFETY FEATURES. THE FACE OF THIS CHECK HAS A COLORED BACKGROUND AND FLUORESCENT INK (HOLD UNDER BLACKLIGHT TO VIEW). REFER TO SECURITY ENDORSEMENT BACKER FOR WATERMARK AND ADDITIONAL FEATURES.

CHITTENDEN
CORPORATION

Bank of America
Atlanta, Dekalb County, Georgia

64-1278
611 GA

VOID AFTER 6 MONTHS

Pay to JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Check Number: 0060202863

09 Feb 2007

$****157.82****

The sum of $****ONE HUNDRED AND FIFTY SEVEN DOLLARS AND EIGHTY TWO CENTS ****

Computershare Shareholder Services Inc.
Authorized Paying Agent

Computershare Shareholder Services Inc.
250 Royall St. Canton, MA 02021

Authorized Signature(s)

COPY COPY

⑈0060202863⑈ ⑆061112788⑆ 329 905 1831⑈

Shareowner Services℠
PO Box 64945
St Paul MN 55164-0945

E-53 (10/05)

PRESORTED
FIRST CLASS



PITNEY BOWES
US POSTAGE
$00.31²
JUN 06 2007
ZIP 55431
000229
21 2744768

21 10

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

COPY

COPY

DCHXT51 02140



Shareowner Services℠
PO Box 64945
St Paul MN 55164-0945

E-53 (10/05)

PRESORTED
FIRST CLASS

PITNEY BOWES
US POSTAGE
$00.31²
JUN 06 2007
ZIP 55431
000229
21 2744768

22/106

PO BOX 400151
CAMBRIDGE MA 02140-0002

Current Dividend

DCHXTE1 02140



Detach here. Forward bottom portion to the address shown below.

Transaction Request

IDACORP, Inc. **Account # 3800060219**

Mail to: Shareowner Services
IDACORP, Inc. IDA1
Direct Purchase Plan
PO BOX 64856
St Paul MN 55164-0856

☐ Please change my address as indicated.
JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

24/106

OPTIONAL CASH PURCHASE ELECTION

☐ Enclosed is a check made payable to **Shareowner Services**

for: $ 157.82

Minimum $10.00 / Maximum $20,000.00 per month

Next deadline for Shareowner Services to invest your payment is 5 p.m. CT on **JUNE 22, 2007.**

Shareowner Services will process your purchase instructions according to your Plan prospectus/brochure upon receipt of your properly completed request which includes **account number** or **SSN** and **plan name**. We will not be liable for any claim arising out of failure to purchase shares on a certain date or at a specific price.

COPY

IPSG1 0407 R8X6

01 pur 65

Detach here. *Forward bottom portion to the address shown below.*

Transaction Request | **IDACORP, Inc.** | **Account # 3800060219**

Mail to: Shareowner Services
IDACORP, Inc. IDA1
Direct Purchase Plan
PO BOX 64856
St Paul MN 55164-0856

☐ Please change my address as indicated.
JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

COPY

25 106

OPTIONAL CASH PURCHASE ELECTION

☐ Enclosed is a check made payable to **Shareowner Services**

for: $ 157.82

Minimum $10.00 / Maximum $20,000.00 per month

Next deadline for Shareowner Services to invest your payment is 5 p.m. CT on **JUNE 22, 2007.**

Shareowner Services will process your purchase instructions according to your Plan prospectus/brochure upon receipt of your properly completed request which includes **account number** or **SSN** and **plan name**. We will not be liable for any claim arising out of failure to purchase shares on a certain date or at a specific price.

IPSG1 0407

R8X6

Dividend Rate

01 pur 65

Transaction Request (continued)

☐ 1. **Sell** ☐ Plan shares as soon as practicable.

2. **Direct Deposit** ☐ Checking or ☐ Savings Account

ABA/Routing Number (include voided check or deposit slip) ____ Bank Account Number

☐ 3. **Deposit** ☐ shares from the enclosed certificate(s).

4. **Automatic Cash Withdrawal**

Discontinue ☐ or Change Amount $ ☐

5. **Terminate from Plan (choose only one)**

☐ Issue full shares & sell fractional share.[2]

☐ Sell all Plan shares.

☐ Issue ☐ Plan shares and sell remaining shares.[2]

Company Name: ____

Shareowner 10 Digit Account Number ☐☐☐☐☐☐☐☐☐☐

All Registered Owners MUST Sign.

X ____

X ____

Print Shareowner Name(s)

( ) ____ Daytime Phone Number

____ Date

76

106

Transaction Request (continued)

☐ 1. **Sell** ______ Plan shares as soon as practicable.

2. **Direct Deposit** ☐ Checking or ☐ Savings Account

ABA/Routing Number (include voided check or deposit slip) ______ Bank Account Number ______

☐ 3. **Deposit** ______ shares from the enclosed certificate(s).

4. **Automatic Cash Withdrawal**

Discontinue ☐ or Change Amount $ ______

5. **Terminate from Plan (choose only one)**

☐ Issue full shares & sell fractional share.[2]

☐ Sell all Plan shares.

☐ Issue ______ Plan shares and sell remaining shares.[2]

Company Name: ______

Shareowner 10 Digit Account Number ☐☐☐☐☐☐☐☐☐☐

All Registered Owners MUST Sign.

X ______

X ______

Print Shareowner Name(s)

( ) ______ Daytime Phone Number ______ Date

27 106

IPSG1 0407



May 30, 2007

Dear Shareowner:

We are pleased to announce IDACORP, Inc.'s participation in the Direct Registration Profile Modification System. This system will allow IDACORP shareowners to hold their shares in book-entry form, rather than through physical certificates. Effective July 2, 2007, all issuances and transfers of IDACORP shares will be in book-entry form unless you specifically request a stock certificate.

Book-entry shares provide several advantages over share certificates:

- Shares held in book-entry form cannot be lost, stolen or misplaced, eliminating the cost and inconvenience of safekeeping or replacing stock certificates.
- Book-entry shares can be electronically transferred between your account at our transfer agent, Wells Fargo Shareowner Services, and your account at your broker/dealer. This eliminates the time, cost and risk related to transporting physical certificates.

Shareowners may also convert their existing stock certificates to book-entry shares.

To convert your existing IDACORP stock certificates to book-entry form, mail your certificates and your instructions for converting the certificates to:

COPY

Wells Fargo Shareowner Services
P O Box 64874
St Paul, MN 55164-0874

28/106

Do not sign your stock certificates since you are only converting them into book-entry form in your account and not requesting a transfer. We suggest you send your certificates by registered mail, insured for 3% of the market value. A confirmation of the transaction will be mailed to you for your records.

IDACORP is excited to be able to offer its shareowners this method of holding shares in our company. Questions regarding this service may be directed to Wells Fargo Shareowner Services at the above address or at 1-800-565-7890. Please also refer to a list of Frequently Asked Questions on the reverse side of this letter.

Yours truly,

J LaMont Keen
President & Chief Executive Officer

Frequently Asked Questions about Direct Registration

What is direct registration?

Direct registration is a method for recording your shares of IDACORP stock in "book-entry" form. Book-entry means that your shares are registered in your name on IDACORP's stock record books without the need for a stock certificate. Direct registration shares have the same rights and privileges as shares held in stock certificate form. Shares held in book-entry form can be electronically transferred or sold without having to deliver a physical certificate.

Are there any costs for direct registration?

No. Shareowners are not charged any fees to hold their shares in book-entry form.

What type of confirmation will I receive regarding my shares held in book-entry?

A Direct Registration Statement confirming any activity affecting your book-entry shares will be mailed by Wells Fargo after your transaction is completed. *Please retain your statement for tax purposes.*

Does holding shares in book-entry form affect my receipt of dividends or communications from IDACORP?

No. There will be no change in the way your receive dividend payments, proxy information or other communications from IDACORP as a result of direct registration.

What impact does direct registration have on my brokerage account?

You can move book-entry shares electronically between your Wells Fargo account and your brokerage account if your broker/dealer participates in the direct registration system. You still can sell shares through your broker/dealer. Please contact your broker/dealer for more information.

How do I sell shares held in book-entry?

You may sell your book-entry shares through Wells Fargo at a cost of $10.00 per transaction plus $.10 per share commission or transfer the shares to your broker/dealer and sell the shares through your broker/dealer.

How do I request a certificate for my shares held in book-entry? Is there any cost?

If you prefer to hold a physical certificate, you may request a certificate from Wells Fargo. There is no cost for issuance of the certificate.

How do I access my account online?

Log on to http://www.shareowneronline.com, select "First Time Visitor," click on "New Member Sign-up" and follow the prompts to access your account. .

Direct Purchase Plan Account Statement



IMPORTANT: Retain this statement for your investment, tax and cost-basis records.

Questions: U.S. telephone number: 800-565-7890 Outside U.S.: 651-450-4064
For online account information, please visit www.shareowneronline.com
Fax number for transaction requests: 651-450-4085

Cusip # 451107106

Account Summary

IDACORP, Inc. **Account # 3800060219**

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Share Balances	Record Date	June 1, 2007 Current
Direct Purchase Plan	439.700	443.636
Certificate(s)	160.000	160.000
Book-Entry	0.000	0.000
Total Shares	599.700	603.636

COPY

Current Dividend

Record Date	05/07/07
Payable Date	05/30/07
Dividend Rate	$0.30

Account Value

Market Value Date	05/31/07
Market Value Price	$33.18
Account Market Value	$20,028.64

Year-to-Date Amounts

Gross Dividends Reinvested	$358.70
Federal Tax Withheld	$100.43
Nonresident Alien Tax Withheld	$0.00
Cash Investments	$0.00
Service Charges Paid by You	$0.00
Service Charges Paid by Company	$1.20
Commissions Paid by You	$0.00

Year-to-Date Activity

Transaction or Settlement Date	Transaction Type	Gross Amount of Transaction	Service Charge	Net Amount of Transaction	Price per Share	Shares Increased or Decreased	Total Shares Held in Plan
BALANCE FORWARD							435.970
02/28/07	Div Reinvested	$178.79	$0.00	$128.73	$34.5150	3.730	439.700
05/30/07	Div Reinvested	$179.91	$0.00	$129.54	$32.9150	3.936	443.636

30/606

COPY

Detach here. Forward bottom portion to the address shown below.

Transaction Request

IDACORP, Inc. **Account # 3800060219**

Mail to: Shareowner Services
IDACORP, Inc. IDA1
Direct Purchase Plan
PO BOX 64856
St Paul MN 55164-0856

☐ Please change my address as indicated.
JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

OPTIONAL CASH PURCHASE ELECTION

☐ Enclosed is a check made payable to **Shareowner Services**

for: $ ______

Minimum $10.00 / Maximum $20,000.00 per month

Next deadline for Shareowner Services to invest your payment is 5 p.m. CT on **JUNE 22, 2007.**

Shareowner Services will process your purchase instructions according to your Plan prospectus/brochure upon receipt of your properly completed request which includes **account number** or **SSN** and **plan name**. We will not be liable for any claim arising out of failure to purchase shares on a certain date or at a specific price.

IPSG1 0407

R8X6

Direct Purchase Plan **Account Statement**



IMPORTANT: Retain this statement for your investment, tax and cost-basis records.

Questions: U.S. telephone number: 800-565-7890 Outside U.S.: 651-450-4064
For online account information, please visit www.shareowneronline.com
Fax number for transaction requests: 651-450-4085 Cusip # 451107106

Account Summary

IDACORP, Inc. Account # 3800060219

June 1, 2007

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

31106

Share Balances	Record Date	Current
Direct Purchase Plan	439.700	443.636
Certificate(s)	160.000	160.000
Book-Entry	0.000	0.000
Total Shares	599.700	603.636

Current Dividend

Record Date	05/07/07
Payable Date	05/30/07
Dividend Rate	$0.30

Account Value

Market Value Date	05/31/07
Market Value Price	$33.18
Account Market Value	$20,028.64

Year-to-Date Amounts

Gross Dividends Reinvested	$358.70
Federal Tax Withheld	$100.43
Nonresident Alien Tax Withheld	$0.00
Cash Investments	$0.00
Service Charges Paid by You	$0.00
Service Charges Paid by Company	$1.20
Commissions Paid by You	$0.00

Year-to-Date Activity

Transaction or Settlement Date	Transaction Type	Gross Amount of Transaction	Service • Charge	Net Amount of Transaction	Price per Share	Shares Increased or Decreased	Total Shares Held in Plan
BALANCE FORWARD							435.970
02/28/07	Div Reinvested	$178.79	$0.00	$178.79	$34.5150	3.730	439.700
05/30/07	Div Reinvested	$179.91	$0.00	$129.54	$32.9150	3.936	443.636

COPY

Detach here. Forward bottom portion to the address shown below.

Transaction Request

IDACORP, Inc. Account # 3800060219

Mail to: Shareowner Services
IDACORP, Inc. IDA1
Direct Purchase Plan
PO BOX 64856
St Paul MN 55164-0856

☐ Please change my address as indicated.
JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

OPTIONAL CASH PURCHASE ELECTION

☐ Enclosed is a check made payable to **Shareowner Services**

for: $ ______

Minimum $10.00 / Maximum $20,000.00 per month

Next deadline for Shareowner Services to invest your payment is 5 p.m. CT on **JUNE 22, 2007.**

Shareowner Services will process your purchase instructions according to your Plan prospectus/brochure upon receipt of your properly completed request which includes **account number** or **SSN** and **plan name**. We will not be liable for any claim arising out of failure to purchase shares on a certain date or at a specific price.

IPSG1 0407 R8X6

Transactions 1 and 5 may be requested by calling the telephone number located on the front of your statement.[1]

Transactions 1, 2, 4 and 5 can be faxed to 651-450-4085

1. Sell all or a portion of your Plan shares and remain in the Plan: Complete number 1 below. To direct deposit your sales proceeds, see number 2. Your shares will be sold as soon as practicable following receipt of your request, as defined by the terms and conditions of the Plan.

2. Direct deposit of sale proceeds: Complete number 2 below. Provide us your Account Type, ABA/Routing Number (nine-digit number begins with 0, 1, 2, or 3), and Bank Account Number. All requests to deposit sale proceeds directly into an account must be accompanied by a voided check for checking account, a savings deposit slip for savings account, or written request with signature(s) medallion guaranteed. The net sale proceeds will be credited to your bank account as soon as practicable following the settlement date of the trade.

Please note:

- Your bank information will not be retained for future use.
- If we are unable to process your bank credit with the information you provide, a check for the net proceeds will be sent to the address of record.
- Bank credits can only be made to Banks or Financial Institutions operating in the United States.

3. Deposit stock certificates: Complete number 3 below to deposit stock certificate(s) you may be holding into the Plan. DO NOT ENDORSE your certificate(s). Send stock certificate(s) and the completed Transaction Request Form to the address shown on the front of your statement. We recommend that you use traceable mail and insure the package for 3% of the current market value, which is the cost to replace lost certificate(s).

4. Automatic Cash Withdrawal and Investment: Complete number 4 below to either discontinue or change the amount of your automatic cash withdrawal.

5. Terminate from the Plan: Complete number 5 below, checking only one of the options for termination. To direct deposit your sales proceeds, see number 2. Your account will be terminated as soon as practicable following receipt of your request, as defined by the terms and conditions of the Plan.

To transfer shares held in the Plan for gifting or other purposes: Enclose a stock power or separate sheet with transfer instructions listing the names, addresses and taxpayer identification numbers of the new owners. Transfer instructions must bear a Medallion Guarantee (do not date or notate). A notarized signature is not acceptable. You may obtain a stock power by visiting www.wellsfargo.com/shareownerservices or from your bank or broker. Other transfer requirements may apply. To receive additional information on this transaction call Shareowner Services at the number located on the front of your statement.

32/106

Stock certificates may be obtained by calling, faxing or mailing a request to Shareowner Services.[1]

The transaction request below and any other communication regarding the Plan should be sent to the Plan address shown on the front of this statement. Be sure to include the bottom portion of this statement.

Selling participants should be aware that the share price may fall or rise during the period between a request for sale, its receipt by Shareowner Services, and the actual sale in the open market. The price risk will be borne solely by you. Once a sale request has been submitted to Shareowner Services, it cannot be modified or cancelled.

Net Amount: For shares sold, the net amount reflects brokerage commission, service charges and any taxes withheld.

Price Per Share: Purchase price per share includes brokerage commission if paid by participant.

Settlement Date: Market purchases & sales are posted to your account as of the settlement date. The settlement date is the date the plan administrator receives the shares or cash proceeds from the broker. Settlement date is three business days after the purchase/sale trade-date.

[1] Certain requirements or restrictions may require your request to be submitted in writing.

[2] If you hold shares in a company that participates in DRS, your shares will be issued in book-entry form.

IMPORTANT — Retain This Statement For Your Investment, Tax And Cost-Basis Records

Requests submitted on this form will only affect Plan shares, not shares held in the Direct Registration System ("DRS").

Transaction Request (continued)

☐ **1. Sell** ______ Plan shares as soon as practicable.

2. Direct Deposit ☐ Checking or ☐ Savings Account

______ ABA/Routing Number (include voided check or deposit slip) ______ Bank Account Number

☐ **3. Deposit** ______ shares from the enclosed certificate(s).

4. Automatic Cash Withdrawal

Discontinue ☐ or Change Amount $ ______

5. Terminate from Plan (choose only one)

☐ Issue full shares & sell fractional share.[2]

☐ Sell all Plan shares.

☐ Issue ______ Plan shares and sell remaining shares.[2]

Company Name: ______

Shareowner 10 Digit Account Number ______

All Registered Owners MUST Sign.

X ______

X ______

______ Print Shareowner Name(s)

(___) ______ Daytime Phone Number ______ Date

IPSG1 0407

Transaction Request Instructions

Transactions 1 and 5 may be requested by calling the telephone number located on the front of your statement.[1]

Transactions 1, 2, 4 and 5 can be faxed to 651-450-4085

1. Sell all or a portion of your Plan shares and remain in the Plan: Complete number 1 below. To direct deposit your sales proceeds, see number 2. Your shares will be sold as soon as practicable following receipt of your request, as defined by the terms and conditions of the Plan.

2. Direct deposit of sale proceeds: Complete number 2 below. Provide us your Account Type, ABA/Routing Number (nine-digit number begins with 0, 1, 2, or 3), and Bank Account Number. All requests to deposit sale proceeds directly into an account must be accompanied by a voided check for checking account, a savings deposit slip for savings account, or written request with signature(s) medallion guaranteed. The net sale proceeds will be credited to your bank account as soon as practicable following the settlement date of the trade.

33 / 106

Please note:

- Your bank information will not be retained for future use.
- If we are unable to process your bank credit with the information you provide, a check for the net proceeds will be sent to the address of record.
- Bank credits can only be made to Banks or Financial Institutions operating in the United States.

3. Deposit stock certificates: Complete number 3 below to deposit stock certificate(s) you may be holding into the Plan. DO NOT ENDORSE your certificate(s). Send stock certificate(s) and the completed Transaction Request Form to the address shown on the front of your statement. We recommend that you use traceable mail and insure the package for 3% of the current market value, which is the cost to replace lost certificate(s).

4. Automatic Cash Withdrawal and Investment: Complete number 4 below to either discontinue or change the amount of your automatic cash withdrawal.

5. Terminate from the Plan: Complete number 5 below, checking only one of the options for termination. To direct deposit your sales proceeds, see number 2. Your account will be terminated as soon as practicable following receipt of your request, as defined by the terms and conditions of the Plan.

To transfer shares held in the Plan for gifting or other purposes: Enclose a stock power or separate sheet with transfer instructions listing the names, addresses and taxpayer identification numbers of the new owners. Transfer instructions must bear a Medallion Guarantee (do not date or notate). A notarized signature is not acceptable. You may obtain a stock power by visiting www.wellsfargo.com/shareownerservices or from your bank or broker. Other transfer requirements may apply. To receive additional information on this transaction call Shareowner Services at the number located on the front of your statement.

Stock certificates may be obtained by calling, faxing or mailing a request to Shareowner Services.[1]

The transaction request below and any other communication regarding the Plan should be sent to the Plan address shown on the front of this statement. Be sure to include the bottom portion of this statement.

Selling participants should be aware that the share price may fall or rise during the period between a request for sale, its receipt by Shareowner Services, and the actual sale in the open market. The price risk will be borne solely by you. Once a sale request has been submitted to Shareowner Services, it cannot be modified or cancelled.

Net Amount: For shares sold, the net amount reflects brokerage commission, service charges and any taxes withheld.

Price Per Share: Purchase price per share includes brokerage commission if paid by participant.

Settlement Date: Market purchases & sales are posted to your account as of the settlement date. The settlement date is the date the plan administrator receives the shares or cash proceeds from the broker. Settlement date is three business days after the purchase/sale trade-date.

[1]Certain requirements or restrictions may require your request to be submitted in writing.

[2]If you hold shares in a company that participates in DRS, your shares will be issued in book-entry form.

IMPORTANT — Retain This Statement For Your Investment, Tax And Cost-Basis Records

Requests submitted on this form will only affect Plan shares, not shares held in the Direct Registration System ("DRS").

Transaction Request (continued)

☐ **1. Sell** ______ Plan shares as soon as practicable.

2. Direct Deposit ☐ Checking or ☐ Savings Account

ABA/Routing Number (include voided check or deposit slip) ______ Bank Account Number ______

☐ **3. Deposit** ______ shares from the enclosed certificate(s).

4. Automatic Cash Withdrawal

Discontinue ☐ or Change Amount $ ______

5. Terminate from Plan (choose only one)

☐ Issue full shares & sell fractional share.[2]

☐ Sell all Plan shares.

☐ Issue ______ Plan shares and sell remaining shares.[2]

Company Name: ______

Shareowner 10 Digit Account Number ☐☐☐☐☐☐☐☐☐☐

All Registered Owners MUST Sign.

X ______

X ______

______
Print Shareowner Name(s)

(___) ______ Daytime Phone Number ______ Date

IPSG1 0407

ENDORSE HERE to order of WELLS FARGO BANK SHAREHOLDER SERVICES ONLY to IDACORP INC OPTIONAL CASH PURCHASE PLAN my Account No 3800060219 I repeat 3800060219 Via Express mail RRR Briefly Sincerely

John Jennings [illegible] & Homeless Shareholder and Senior CITIZEN et cetera

COPY

DO NOT WRITE, STAMP OR SIGN BELOW THIS LINE
RESERVED FOR FINANCIAL INSTITUTION USE *

34 / 106

09735001

Listed below are the security features provided on this document which meet and/or exceed industry guidelines.

Security Features:	Results of check alteration:
Chemical Protection Paper	When chemically altered, the area treated will appear with a colored stain
Watermark	This is visible when held at a 45 degree angle as well as [illegible] under black light
Fluorescent Fibers	Visible only under ultraviolet light. Cannot be photocopied or scanned.

Other security features may be included on this document and yet not listed above. The feature should be apparent upon visible inspection of the document.

COPY

*FEDERAL RESERVE BOARD OF GOVERNORS REG. CC

ENDORSE HERE to order of WELLS FARGO BANK SHAREHOLDER SERVICES ONLY to IDACORP INC OPTIONAL CASH PURCHASE PLAN my Account No 3800060219 I repeat 3800060219 Via Express mail RRR Briefly Sincerely

John Jennings [illegible] & Homeless Shareholder and Senior CITIZEN et ceteral

DO NOT WRITE, STAMP OR SIGN BELOW THIS LINE
RESERVED FOR FINANCIAL INSTITUTION USE *

35 106

0973550001

COPY

Listed below are the security features provided on this document which meet and/or exceed industry guidelines.

Security Features:	Results of check alteration:
Chemical Protection Paper	When chemically altered, the area treated will appear with a colored stain.
Watermark	This is visible when held at a 45 degree angle as well as being UV reactive under black light
Fluorescent Fibers	Visible only under ultraviolet light. Cannot be photocopied or scanned.

Other security features may be included on this document and yet not listed above. The feature should be apparent upon visible inspection of the document.

*FEDERAL RESERVE BOARD OF GOVERNORS REG. CC

UNITED STATES POSTAL SERVICE



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• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO, PRO SE
HOMELESS INVESTOR; SENIOR CITIZEN
PO BOX 400151
CAMBRIDGE MA 02140-0002

36

106

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: WELLS FARGO BANK SHAREHOLDER SERVICES
ATTN PLEASE IDACORP OPTIONAL CASH PURCHASE PLAN
PO BOX 64856
ST PAUL
MN 55164-0856

2. Article Number
(Transfer from service label)

COMPLETE THIS SECTION ON DELIVERY

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4. Restricted Delivery? *(Extra Fee)* ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

37

106

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
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Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO, PRO SE
HOMELESS INVESTOR, SENIOR CITIZEN
PO BOX 400151
CAMBRIDGE MA 02140-0002

38 | 106

CHITTENDEN
CORPORATION

000740

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Computershare

Computershare Shareholder Services, Inc.
250 Royall Street
Canton Massachusetts 02021
Within the US, Canada & Puerto Rico 800 969 3386
Outside the US, Canada & Puerto Rico 781 575 3400
www.computershare.com

39 / 106

Holder Account Number
C 0000022268 IND

Record Date 26 Jan 2007
Check Number 0060202863
SSN/TIN Certified Yes

001CS0005.DOMEQS.CHZ.20646_6553/000740/000740/i6

Chittenden Corporation - Dividend Payment

Save time. Be more secure. Help the environment. Manage your holdings at Investor Centre!
It is easy and free, so get started now at www.computershare.com/investor.

Dividend Confirmation

Payment Date	Class Description	Participating Shares/Units	Dividend Rate	Gross Dividend ($)	Deduction Amount ($)	Deduction Type	Net Dividend ($)
09 Feb 2007	COMMON	1,096	$0.20000	219.20	61.38	Fed Backup W/h Tax	157.82
	Year-To-Date Paid			219.20	61.38		157.82

1 U D C

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PO ZIP Code	Day of Delivery ☐ Next ☐ 2nd ☐ 2nd Del Day	Postage $	
Date Accepted Mo. Day Year	Scheduled Date of Delivery Month Day	Return Receipt Fee $	
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Mailer Signature

FROM: (PLEASE PRINT) PHONE (NONE NONE
JOHN JENNINGS CRAPOPRO
SE. Homeless INVESTOR.
SENIOR CITIZEN
PO BOX 400 (S)
CAMBRIDGE MA
02140-0002

P

TO: (PLEASE PRINT) PHONE (
WELLS FARGO BANK SHARE
HOLDER SERVICES Attn PLEASE
IDACORP OPTIONAL CASH
PURCHASE PLAN
PO BOX 64856
ST PAUL MN

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1. Article Addressed to: WELLS FARGO
BANK SHAREHOLDER
SERVICES
Attn PLEASE IDACORP OPT-
IONAL CASH PURCHASE PLAN
PO BOX 64856
ST PAUL
MN 55164-0856

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
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PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

EP-13F February 2002

© USPS 1999

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Transactic

Detach her

Mail to: Sł
IC
Di
PC
St

3800060219

ner Services

IPSG1 0407

ayment

tions

ER FOR WATERMARK AND ADDITIONAL FEATURES

64-1278
611 GA

gia

eck Number: 0060202863

09 Feb 2007

157.82**

older Services Inc.

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abel 11-B, March 2004

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PO ZIP Code	Day of Delivery	Postage
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Date Accepted	Scheduled Date of Delivery	Return Receipt Fee
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Mo. Day Year	Scheduled Time of Delivery	COD Fee / Insurance Fee
Time Accepted ☐ AM ☐ PM	☐ Noon ☐ 3 PM	$ / $
	Military	Total Postage & Fees
Flat Rate ☐ or Weight	☐ 2nd Day ☐ 3rd Day	$
	Int'l Alpha Country Code	Acceptance Emp. Initials

DELIVERY (POSTAL USE ONLY)

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Mo. Day		☐ AM ☐ PM	
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CUSTOMER USE ONLY

PAYMENT BY ACCOUNT
Express Mail Corporate Acct. No.

Federal Agency Acct. No. or
Postal Service Acct. No.

☐ WAIVER OF SIGNATURE (Domestic Mail Only)
Additional merchandise insurance is void if customer requests waiver of signature.
I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

44/106

Welcome to
the U.S.P.S.
Fort Point Station

365

All Services
Estimated Waiting time 0 min.
6:26pm 6-16-07

CERTIFIED MAIL

7006 3450 0001 7365 2001

7006 3450 0001 7365 2001

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

COPY

Sent To MERRILL LYNCH PIERCE FENNER AND SMITH INC

Street, Apt. No.; or PO Box No. PO BOX 1528

City, State, ZIP+4 PENNINGTON NJ 08534-1528

PS Form 3800, August 2006 See Reverse for Instructions

JOHN JENNINGS CRAPO
IDACORP INC
Homeless Stockholder
PO Box 400151
CAMBRIDGE MA
02140-0002

JOHN JENNINGS CRAPO. PRO SE
Homeless Stockholder Investor
PO BOX 400151
CAMBRIDGE MA 02140-0002

45 | 106

Via Certified mail
return receipt requested

MERRILL LYNCH
PIERCE, FENNER
AND SMITH, INC
("MERRILL LYNCH")
PO Box 1528
PENNINGTON NJ
08534-1528

RE MY PRIMARY
ACCOUNT
NUMBER
5BA-21149
MY SS# IS
004-34-8050

DEAR GENTLEMEN, LADIES

SELL Please sell at market price my thirty-one (31) shares of IDACORP INC common shares at market PRICE IDA

BUY: PLEASE with proceeds of the IDACORP INC transaction less Brokerage charges at market price less Brokerage charges GENERAL ELECTRIC COMMON Stock ("GE")

I LOOK FORWARD to confirmation these transactions as SOON AS possible ———

MORE

Page two (02) of two (02) (46) 106
MERRILL LYNCH From
John Jennings CRAPO

"ASAP" by mail to me at my
USPO Box address
I carry a heavy load
AND I've medical troubles.
Sincerely, briefly,
and hastily but promptly I
write

John Jennings Crapo

JJC/jjc

JOHN JENNINGS CRAPO. PRO SE
Homeless Stockholder /Investor
PO Box 400151
CAMBRIDGE MA 02140-0002

page one (01) of two (02) pages.
Via Certified mail
return receipt requested

MERRILL LYNCH — RE MY [illegible]
[illegible] FENNER — A[illegible]

47/106

Certified Mail

- A mailing receip
- A unique identifi
- A record of deliv

Important Remind

- Certified Mail m
- Certified Mail is
- NO INSURANC valuables, pleas
- For an additional delivery. To obtai Receipt (PS Form fee. Endorse mai a duplicate return required.
- For an addition addressee's auth endorsement "R
- If a postmark on cle at the post receipt is not nee

IMPORTANT: Save

PS Form 3800, August

Stock

From Homeless CRAPO Holder J.J.

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

48/106

Certified Mail

- A mailing receip
- A unique identifi
- A record of deliv

Important Remind

- Certified Mail m
- Certified Mail is
- NO INSURANC valuables, pleas
- For an additiona delivery. To obtai Receipt (PS Forr fee. Endorse ma a duplicate retur required.
- For an additior addressee's auth endorsement "R
- If a postmark on cle at the post receipt is not ne

IMPORTANT: Save

PS Form 3800, August

49/106

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: MERRILL LYNCH PIERCE FENNER AND SMITH, INC
PO BOX 1528
PENNINGTON NJ
08534-1528

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
■ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number (*Transfer from service label*) 7006 3450 0001 7365 2001

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

50/106

CERTIFIED MAIL

7006 3450 0001 7365 2001

7006 3450 0001 7365 2001

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To MERRILL LYNCH PIERCE FENNER AND SMITH INC

Street, Apt. No.; or PO Box No. PO BOX 1528

City, State, ZIP+4 PENNINGTON NJ 08534-1528

PS Form 3800, August 2006 See Reverse for Instructions

JOHN JENNINGS CRAPO
IDACORP INC
Homeless Stockholder
PO Box 400151
CAMBRIDGE MA
02140-0002

JOHN JENNINGS CRAPO
IDACORP INC
Homeless StockHolder
PO Box 400151
CAMBRIDGE MA
02140-0002

RETURN RECEIPT REQUESTED

MERRILL LYNCH PIERCE FENNER
AND SMITH, INC
PO Box 1528
PENNINGTON NJ 08534-1528

51/106

Service for two years

with First-Class Mail® or Priority Mail®
class of International mail.
PROVIDED with Certified Mail. For
r Registered Mail.
eipt may be requested to provide proof of
rvice, please complete and attach a Return
le and add applicable postage to cover the
eipt Requested". To receive a fee waiver for
e postmark on your Certified Mail receipt is

may be restricted to the addressee or
vise the clerk or mark the mailpiece with the

il receipt is desired, please present the arti-
narking. If a postmark on the Certified Mail
nd affix label with postage and mail.

and present it when making an inquiry.
PSN 7530-02-000-9047

...ee Reverse f...

J.J. CRAPO. PRO SE
Homeless Shareholder, Senior Citizen
PO Box 400151
CAMBRIDGE MA 02140-0002

page one (01) of three (03) 15 June 2007
pages printed one (01) side
reverse blank

via certified mail
return receipt requested

State of Massachusetts
TRIAL COURT
District Court Department
CAMBRIDGE DIVISION
attn please Honourable Clerk. Magistrate

40 Thorndike Str
FLR 15
Cambridge MA 02141-0338

RE: FEDERAL EXPRESS (Kinko's INC) VS
(MR) John Jennings CRAPO. PRO SE
Docket # 0752 CR001365
0752 CR001365
0752 CR001365

Dear Hon. Court I was there this day
but questions re: Blank Spots
on orders to report I couldn't get
answers. I plan to be there
at appointed time

MY Motion (M) is
postponing Pre trial to another
time / Day, Month etcetera
reason Give time for the
Government to decide on this.

MORE

J.J. CRAPO, PRO SE to
Cambridge DIV District court Dept

6 June 2007
page three (03) of three (03) pp

to the Hon Court
to attend to this I can't
get other things done I need to
do

Briefly, hastily, sincerely

John J Crapo - Pro Se

Encl.

my motion two (02)
Case be transferred to U.S.
District Court for the District
of Massachusetts,
reasons issues are National
issues AND my rights as a
US Citizen/National are violated
and Federal Court is the
forum for TRIAL OF that to
provide me with remedy
remedies.

i'm carrying a heavy load
i've medical troubles

Enclosed I call to YOU
attention the Shareholder
proposal and accompanying
exhibits, courtesy copies to
the accuser, the Securities and
Exchange Commission ("the
Commission") AND extra copy
MORE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 10, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IDACORP, Inc.
Incoming letter dated October 26, 2007

The proposal requests that the company's board of directors provide a report in its next proxy statement on "the process of submission, introduction, presentation, and approval and and carrying out of shareholder proposals."

There appears to be some basis for your view that IDACORP may exclude the proposal under rule 14a-8(i)(7), as relating to IDACORP's ordinary business operations (i.e., the process of introducing and presenting shareholder proposals at an annual meeting). Accordingly, we will not recommend enforcement action to the Commission if IDACORP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Mark F. Vilardo
Special Counsel

END